U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                     Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                   BUSINESS ISSUERS Under Section 12 (b)or(g)
                     of the Securities Exchange Act of 1934

                              4th Grade Films, Inc.
                            ------------------------
       (Name of Small Business Issuer as specified in its charter)

        UTAH                                         20-8980078
       ------                                       ------------
(State or other jurisdiction of                  (Employer I.D. No.)
       organization)

                         1338 SOUTH FOOTHILL DRIVE, #163
                            SALT LAKE CITY, UT 84108
                                -----------------
                     (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (801) 649-3519

 Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class                             Name of each exchange on which
to be registered                                  each class is registered

    NONE                                                    NONE

      Securities registered pursuant to Section 12 (g) of the Exchange Act:

                       $0.01 Par Value Common Voting Stock
                      ------------------------------------
                                 Title of Class

                                TABLE OF CONTENTS
                                   FORM 10-SB

                                     PART I

Item  1.      Description  of  Business                                       3
Item  2.      Management's Discussion and Analysis and Plan of Operation     13
Item  3.      Description of Property                                        15
Item  4.      Security  Ownership  of  Certain  Beneficial Owners and        15
              Management
Item  5.      Directors, Executive Officers, Promoters and Control Persons   18
Item  6.      Executive Compensation                                         20
Item  7.      Certain Relationships and Related Transactions                 21
Item  8.      Description of Securities                                      22

                                    PART II

Item 1.       Market Price of and Dividends on the Registrant's Common       23
              Equity and Other related Stockholder Matters
Item 2.       Legal Proceedings                                              24
Item 3.       Changes in and Disagreements with Accountants                  24
Item 4.       Recent Sales of Unregistered Securities                        24
Item 5.       Indemnification of Directors and Officers                      25

                                    PART F/S

              Report  of  Independent  Registered  Public  Accounting
              Firm and Financial Statements                             26 - 37

                                    PART III

Item 1.       Index to Exhibits                                              38
Item 2.       Description of Exhibits                                        38

--------------------------------------------------------------------------------
This Registration  Statement on Form 10-SB includes  forward-looking  statements within the  meaning of the safe  harbor  provisions  of the  Private  Securities
Litigation Reform Act of 1995. These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under the heading "Management Discussion and Analysis of Plan of Operation." Forward-looking statements also include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.
--------------------------------------------------------------------------------

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

                              BUSINESS DEVELOPMENT
                             ----------------------

     ORGANIZATION, CHARTER AMENDMENTS AND GENERAL HISTORY

     4th Grade Films, Inc. (the "Company" or "4th Grade Films") was incorporated under the laws of the State of Utah on April 25, 2007, with an authorized capital of $550,000 divided into 50,000,000 shares of Common Stock, par value of $0.01 per share, and 5,000,000 shares of Preferred Stock, par value of $.01 per share. 4th Grade Films was incorporated and is a wholly-owned subsidiary of Hangman Productions, Inc. The Company was formed for the primary purpose of financing, producing, marketing and distributing films.

     On May 14, 2007, the Company filed Articles of Amendment to the Articles of Incorporation with the State of Utah that adopted certain designations and powers, voting powers, preferences, and relative, participating, optional or other rights of the Preferred Stock. Pursuant to the authority vested in the Board of Directors the Company provided for the issuance of a series of Preferred Stock, designated Preferred Stock, Series A, consisting of one million (1,000,000) of the currently authorized five million (5,000,000) shares of Preferred Stock. Each share of Preferred Stock, Series A, can be converted at the option of the record holder thereof any time prior to August 31, 2008, into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. On August 31, 2008, all remaining issued and outstanding shares of Preferred Stock, Series A, shall automatically be called and each share of Preferred Stock, Series A, shall be converted into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. Furthermore, the Preferred Stock, Series A, shall be preferred over the shares of Common Stock and any other series of Preferred Stock as to assets so that in the event of any liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of the Preferred Stock, Series A, shall be entitled to receive out of the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings, before any distribution is made to the holders of shares of Common Stock or any other series of Preferred Stock, an amount equal to one cent ($0.01) per share. In addition, the holders of the Preferred Stock, Series A have no voting rights.

     Copies of our Articles of Incorporation, as amended, and our current By-Laws, are attached hereto and incorporated herein by reference. See Part III,
Item 1.

     On or about May 15, 2007, the Company offered a no minimum and a maximum of 30,000 shares of Preferred Stock, Series A, at $3.00 per share pursuant to Rule 506 of Regulation D of the Securities and Exchange Commission. The Company completed the offering on or about June 1, 2007, selling all 30,000 shares of Preferred Stock, Series A, for gross proceeds of $90,000. These proceeds were used to commence operations in the film production industry. The Company is curently in post-production of a feature-length film.

     The Company is voluntarily filing this Registration Statement so that it can become a "reporting issuer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); that will allow the Company to seek to have its common stock publicly quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") or some other nationally recognized medium. The Company cannot ensure that it will be successful in obtaining quotations of its common stock on the OTC Bulletin Board or any other nationally recognized medium. The management believes that being a reporting issuer will facilitate this process for the Company. Presently, the NASD requires companies seeking quotations on the OTC Bulletin Board to be reporting issuers, and management also believes that in the present corporate regulatory climate, being a reporting issuer will soon become a requirement for every nationally recognized medium on which securities of companies are publicly traded. The information required to be filed by the Company with the Securities and Exchange Commission as a reporting issuer may also provide it with some credibility when seeking to raise additional financing or other similar transactions. There is currently no public market for our shares of common stock.

                               BUSINESS OF ISSUER
                              --------------------

     BUSINESS OPERATIONS

     4th Grade Films is an independent film production company. The Company is engaged in developing content, securing financing, producing, marketing and distributing films within the independent film community. The Company will focus on independent film projects with budgets ranging from $25,000 to $250,000. Independent films are often distinguishable by their content or style where the writer or director's original authorial intent or personal creative vision is usually maintained in the final film. Additionally, the term "independent film" is typically used to describe less commercially driven art films which are significantly different from the norms of plot-driven, mainstream traditional "Hollywood" cinema.

     CONTENT DEVELOPMENT

     The Company develops content through several means, including internal development, production companies and talent agencies. Shane Thueson, the Company's Vice President, oversees content development within the Company. Mr. Thueson maintains a library of several original screenplays of his creation and ownership. In addition, Mr. Thueson will develop two original screenplays over the next twelve months. The Company may purchase an existing screenplay or a newly developed screenplay from Mr. Thueson. If the Company purchases a screenplay from Mr. Thueson it would be in an arm's length transaction. The Company also intends to acquire content through its relationship with other production companies and writers. The Company maintains relationships with many production companies, including BenderSpink and Halestorm Entertainment. Similar to 4th Grade Films these companies develop their own original content intended for production. The Company may partner with these or other production companies and writers to further develop and/or acquire content. The Company also accepts submissions of original content from agencies who represent writers, for consideration of development and production.

     FILM FINANCING

     With respect to financing film production, the Company has heretofore financed its initial project entirely through Company funds. In the future the Company intends to finance projects both with internal funds and other financial syndicates. The Company will use existing cash balances, potential future proceeds from existing projects, additional equity financing, and debt financing for internally funded projects. Outside financial syndicates may include production and distribution companies. At present, the Company has no commitments for additional equity investment, debt finance, or funding agreement with any financial syndicate. Furthermore, the Company has generated no revenue from its existing projects and can provide no assurances that the Company will generate any profits in the future. The Company's success in financing film projects is highly dependent on the Company's ability to develop, produce, market and distribute profitable film projects.

     FILM PRODUCTION

     Production consists of three stages: pre-production, production and post-production. In pre-production the movie is designed and planned, the budget is determined, the crew and cast are hired, the equipment and locations are secured. Production is the stage in which filming takes place. Post-production involves the assembly of the film by editors, sound designers, and Composers. Additional effects are added and the film is completed. As the producer, the Company will oversee all elements of these three stages

     MARKETING AND ADVERTISING

     Marketing and distributing is generally the final stage of the filmmaking cycle, where the movie is released to cinemas or to digital video disc ("DVD"). In conjunction with the release of the film the Company's strategy will be to prepare press releases, submit for selection to film festivals, create internet advertising and engage producer's agents and publicists to raise public awareness and promote the film. The Company will seek the above strategies with the intent of selling the film to a national or international distribution company. 4th Grade Films does not currently have any existing relationships with publicists, producer's agents, or distribution companies.

     CURRENT FILM PROJECTS

     Currently, 4th Grade Films has developed, financed and produced a film which is in the post-production stage. The feature-length film, The Four Stories of St. Julian (hereinafter "St. Julian" or the "Film"), was developed internally by the Company. The production of the Film was financed entirely by 4th Grade Films. Upon completion of post-production, the Company will embark on its marketing and distribution strategy referenced above. The Company cannot provide any assurances that the Film will obtain distribution or be profitable. Regardless of the success of the Film, the Company will continue to develop, finance, produce, market and distribute films within the independent film community. However, the Company cannot provide assurances that it will be able to develop, finance, produce, market and distribute in the future. To date the Company has incurred approximately $50,000 in expenses related to the production of St. Julian. The Company's management estimates that the total cost for the completed film will be approximately $70,000, and an additional $10,000 for marketing expenses associated with the film. Marketing costs will include preparing press releases, film festival submission fees, internet advertising and other marketing campaigns. The Company anticipates the budgets for future projects to range from $25,000 to $250,000.

     FILMMAKING INDUSTRY

     The film industry as it stands today spans the globe. The major business centers of film making are concentrated in the United States, EU, India and China. Distinct from the business centers are the locations where movies are filmed. Because of labor and infrastructure costs, many films are produced in countries other than the one in which the company which pays for the film is located. For example, many U.S. movies are filmed in Canada, the United Kingdom, Australia, New Zealand or in Eastern European countries. Hollywood, California is the primary nexus of the U.S. film industry.

     The film industry consists of the technological and commercial institutions of filmmaking: i.e. film production companies, film studios, cinematography, film production, screenwriting, pre-production, post production, film festivals, distribution; and actors, film directors and other film personnel.

     Though the expense involved in making movies almost immediately led film production to concentrate under the auspices of standing production companies, advances in affordable film making equipment, and expansion of opportunities to acquire investment capital from outside the film industry itself, have allowed independent film production to evolve.

     Independent films are often described as less commercially-driven art films which differ markedly from the norms of plot-driven, mainstream classical Hollywood cinema. The independent film scene's development in the 1990s and 2000s has been stimulated by a range of factors, including the development of affordable high-definition digital video cameras that can rival 35 mm film quality and easy-to-use computer editing software and the increasing visibility of independent film festivals such as the Sundance Film Festival.

     Independent movie-making has resulted in the proliferation and repopularization of short films and short film festivals. Full-length films are often showcased at film festivals such as the Sundance Film Festival, the Slamdance Film Festival, the South By Southwest film festival, the Raindance Film Festival, or the Cannes Film Festival. Award winners from these exhibitions often get picked up for distribution by major film distribution companies, and go on to worldwide releases.

     COMPETITION

     4th Grade Films faces competition from both within the independent filmmaking community and the broader film industry. In addition to the large studios there are thousands of smaller production companies that produce either studio-backed or independent films. The smaller companies look to regionally release their films theatrically or for additional financing and resources to distribute, advertise and exhibit their project on a national scale. The direct-to-video market is not often noted as artistically fertile ground but among its many entries are ambitious independent films that either failed to achieve theatrical distribution or did not seek it. Moving forward, particularly as theatrical filming goes digital and distribution eventually follows, the line between "film," direct-to-disc productions, and feature-length videos whose main distribution channel is wholly electronic, should continue to blur. Although the Company will seek theatrical distribution for its projects, the Company's strategy is to market and specifically to the direct-to-video and wholly electronic distribution channels.The Company believes that its primary competition  in the  direct-to-video  and wholly  electronic  channels are other independent filmmakers and smaller production companies. However many large production studios will develop a film project which is not generally released for several possible reasons: poor quality, controversial nature, or a simple lack of general public interest. Studios, limited in the annual number of films they grant cinematic releases to, may choose to pull the completed film from the theatres, or never exhibit it in theatres at all. Studios then recoup some of their losses through video sales and rentals. Virtually all filmmakers are competitors in the direct-to-video market due to its low barriers of entry. In consideration of the Company's lack of financial resources, scarcity of relationships within the film community, and absence of marketing and distribution assets, the Company is at a significant disadvantage relative to its competitors within the filmmaking industry.

     EMPLOYEES

     The Company has no employees. The Company's Officers and directors manage the Company's operations and oversee the Company's strategic development. James Doolin, President and Director, is responsible for overseeing the daily operations of the Company. Shane Thueson, the Company's Vice President, oversees content development within the Company. Mr. Thueson maintains a library of several original screenplays of his creation and ownership. In addition, Mr. Thueson will develop two original screenplays over the next twelve months. The Company may purchase an existing screenplay or a newly developed screenplay from Mr. Thueson. If the Company purchases a screenplay from Mr. Thueson it would be in an arm's length transaction. John Winchester, Secretary and Director, along with Mr. Doolin and Mr. Thueson manages the Company's strategic development and manages the Company's execution of its business plan. Mr. Doolin, Mr. Thueson and Mr. Winchester will be paid $1,000 per year for their services. Executive compensation will be paid semi-annually, with the first $500 payment commencing on October 1, 2007 and the subsequent $500 payment to be paid March 1, 2008.

     COMPANY HEADQUARTERS

     The Company's office is located at 1704 East Harvard Ave., Salt Lake City, Utah 84108. The Company's office costs $75 per month. The monthly rent includes a 200 square foot office space, access to a computer and phone. The Company rents the office space, computer and phone from James Doolin, the Company's President and Director. The Company believes that the rent expenses are at current market rates. If necessary, the Company will lease a larger office to accommodate future growth. The Company also leases a mail box at 1338 South Foothill Drive, #163, Salt Lake City, UT 84108. The mail box costs $25 per month.

     PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS

     Other than possibly applying for a trademark on the Company's name, 4th Grade Films, Inc., the Company does not foresee filing any applications for patents or licenses. The Company also does not plan to execute any franchises, concession or royalty agreements or labor contracts. However the Company, will register any screenplays that are created by Mr. Thueson for the ownership of the Company with the Writers Guild of America (the "WGA") to protect the copyright in literary property. Registration with the WGA has become important in lawsuits for copyright infringement especially where the degree of copying is very loose or vague or conceptual: invoking the Guild itself as registrar indicates that the Guild's standards concept of property rights in literary works were expected to be followed by at least the registrant.

     Although registration with the WGA is an important part of assisting in protecting the screenplay owner's rights, registration is not the same as a US Copyright. Although a registration may constitute evidence in a copyright dispute, registration is not even prima facie proof of ownership. The Company can make no assurances that its screenplays will be completely protected from infringment by registering it with the WGA. The Company may choose to apply for copyright protection with the US Copyright Office in order to ensure the best protection of the Company owned screenplays. Currently the Company has not filed an application with the US Copyright Office for any screenplay.

     EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS

     The Company is not currently subject to many direct government regulation, other than the securities laws and the regulations thereunder applicable to all publicly owned companies, the laws and regulations applicable to general businesses. It is possible that certain laws and regulations may be adopted at the local, state, national and international level that could effect the Company's dealership operations. Changes to such laws could create uncertainty in the marketplace which could reduce demand for the Company's products or increase the cost of doing business as a result of costs of litigation or a variety of other such costs, or could in some other manner have a material adverse effect on the Company's business, financial condition, results of operations and prospects. If any such law or regulation is adopted it could limit the Company's ability to operate and could force the business operations to cease, which would have a significantly negative effect on the shareholder's investment.

     COMPLIANCE WITH ENVIRONMENTAL LAWS (FEDERAL, STATE AND LOCAL)

     Due to the nature of the Company's operations, the Company does not believe that compliance with environmental laws will have a material impact on the Company or its operations.

     REPORTING REQUIREMENTS

     As an issuer whose securities will be registered under Section 12(g) of the Exchange Act, the Company will be required to file periodic reports with the Securities and Exchange Commission (the "Commission"). In addition, the National Association of Securities Dealers, Inc. (the "NASD"), requires that all issuers maintaining quotations of their securities on the OTC Bulletin Board file periodic reports under the Exchange Act.

     The public may read and copy any materials that the Company files with the Commission at the Commission's Public Reference Room at 450 Fifth Street N.W., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330 or 1-202-942-8090. The Commission maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

     SMALL BUSINESS ISSUER

     The Commission's integrated disclosure system for small business issuers, which was adopted in Release No. 34-30968 and became effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25,000,000; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25,000,000 or more. The Company is deemed to be a "small business issuer."

     SARBANES-OXLEY ACT

     On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act imposes a wide variety of new regulatory requirements on publicly-held companies and their insiders. Many of these requirements will affect us. For example:

     * Our chief executive officer and chief financial officer must now certify the accuracy of all of our periodic reports that contain financial statements;

     *  Our  periodic   reports  must   disclose  our   conclusions   about  the
     effectiveness of our disclosure controls and procedures; and

     * We may not make any loan to any director or executive officer, and we may not materially modify any existing loans.

     The Sarbanes-Oxley Act has required us to review our current procedures and policies to determine whether they comply with the Sarbanes-Oxley Act and the new regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take whatever actions are necessary to ensure that we are in compliance.

                                  RISK FACTORS
                                 --------------

     The Company's present and intended business operations are highly speculative and involve substantial risks. Only investors who can bear the risk of losing their entire investment should consider buying our shares. Some of the risk factors that you should consider are the following:

     THE COMPANY IS IN AN EARLY STAGE OF DEVELOPMENT

     4th Grade Films is a development stage company. The Company has limited assets and has had limited material operations since inception. The Company can provide no assurance that its current and proposed business will produce any material revenues or that will ever operate on a profitable basis.

     THE COMPANY MAY EXPERIENCE LOSSES ASSOCIATED WITH START-UP

     The Company has limited operating history. The Company will also experience expenses related to the initial start-up of the business, including marketing, selling, general and administrative expenses and film production. The Company expects that its initial and ongoing business expenses will result in losses early in its development.

     THE COMPANY MAY EXPERIENCE FLUCTUATIONS IN OPERATING RESULTS

     The Company's operating results are likely to fluctuate in the future as a result of a variety of factors. Some of these factors may include economic conditions; the amount and timing of the receipt of new business; the success of the Company's marketing strategy; capital expenditures and other costs relating to the expansion of operations; the ability of the Company to develop contacts and establish a network and customer base within the promotional merchandise industry; and the cost of advertising and related media. Due to all of the foregoing factors, the Company's operating results in any given quarter may fall below expectations. In such an event, any future trading price of the Company's common stock would likely be materially and adversely affected.

     THE COMPANY'S BUSINESS MODEL MAY CHANGE OR EVOLVE

     The Company and its prospects must be considered in light of the risks, as identified in the Risk Factors section of this filing, expenses and difficulties frequently encountered by companies in an early stage of development. Such risks for the Company include, but are not limited to, an evolving business model. To address these risks the Company must, among other things, develop strong business development and management activities, develop the strength and quality of its operations, develop and produce high quality film content that can be marketed and distributed. There can be no assurance that the Company will be successful in meeting these challenges and addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, financial condition, result of operations and prospects in the independent film industry.

     THE INDUSTRY THAT THE COMPANY PARTICIPATES HAS RELATIVELY LOW BARRIERS TO ENTRY AND THE COMPANY MAY FACE SIGNIFICANT COMPETITION

     There are relatively low barriers to entry into the independent film industry. Because firms such as the Company rely on the skill, knowledge and relationships of their personnel and their ability to in developing content, securing financing, producing, marketing and distributing films within the independent film community. The Company has no patented product or technology that would preclude or inhibit competitors from entering the independent film market. The Company started with limited capital and anyone interested in entering the Company's business could also start with limited capital. In addition, any large or small film production company that seeks to enter the industry could produce their own film in the same or similar manner as the Company.

     4th Grade Films faces competition both within the independent filmmaking community and the broader film industry. In addition to the large studios, there are thousands of smaller production companies that produce either studio-backed or independent films. There can be no assurance that existing or future competitors will not produce film content that is distributed through more channels and gains greater exposure to a wider audience, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

     AUDITOR'S OPINION EXPRESSES DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A "GOING CONCERN"

     The independent auditor's report issued in connection with the audited financial statements of the Company for the period ended June 30, 2007, expresses "substantial doubt about its ability to continue as a going concern," due to the Company's status as a development stage company and its lack of significant operations. If the Company is unable to develop, produce and distribute film content the Company may have to cease to exist, which would be detrimental to the value of the Company's common stock. The Company can make no assurances that its business operations will develop and provide the Company with significant cash to continue operations.

     THE COMPANY MAY NEED FUTURE CAPITAL AND MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING

     The Company may need future capital and may not be able to obtain additional financing. If additional funds are needed, funds may be raised as either debt or equity, but management does not have any plans or relationships currently in place to raise such funds. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to the Company, or at all. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to the Company, or at all. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

     FUTURE  CAPITAL  RAISED  THROUGH  EQUITY   FINANCING  MAY  BE  DILUTIVE  TO
     STOCKHOLDERS

     Any additional equity financing may be dilutive to stockholders. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution in net book value per share and such equity securities may have rights, preferences or privileges senior to those of the holder of the Company's common stock.

     FUTURE DEBT FINANCING MAY INVOLVE RESTRICTIVE COVENANTS THAT MAY LIMIT THE COMPANY'S OPERATING FLEXIBILITY

     Furthermore, a debt financing transaction, if available, may involve restrictive covenants, which may limit the Company's operating flexibility with respect to certain business matters. If additional funds are raised through debt financing, the debt holders may require the Company to make certain agreements, covenants, which could limit or prohibit the Company from taking specific actions, such as establishing a limit on further debt, a limit on dividends, limit on sale of assets, or specific collateral requirements. Furthermore, if the Company raises funds through debt financing, the Company would also become subject to interest and principal payment obligations. In either case, if the Company was unable to fulfill either the covenants or the financial obligations, the Company may risk defaulting on the loan, whereby ownership of the firm's assets could be transferred from the shareholders to the debt holders.

     EXECUTIVE OFFICERS HAVE LIMITED LONG-TERM EXPERIENCE WITHIN THE INDEPENDENT FILM INDUSTRY

     Other than Mr. Thueson's experience in the independent film industry, specifically in the development of film content, the Company's officers have no specific experience in the film production industry. This lack of experience may make it more difficult to establish the contacts and relationships necessary to successfully produce and distribute film content. The Company is dependent to a great extent upon the experience and abilities of Shane Thueson, Vice President and Director. Mr. Thueson has over ten years of experience working within the film content development side of the independent film industry. The loss of services of Mr. Thueson could have a material adverse effect on the Company's business, financial condition or results of operation.

     THE COMPANY'S SUCCESS IS DEPENDENT ON MANAGEMENT

     The  Company's  success  is  dependent,   in  large  part,  on  the  active
participation of its Executive Officers. The loss of their services would materially and adversely effect the Company's business and future success. The Company does not have employment agreements with its Executive Officers. The Company does not have key-man life insurance in effect at the present time.

     THE COMPANY MAY FACE POTENTIAL LIABILITY

     The Company intends to produce and distribute film content within the independent film community. Its failure or inability to properly acquire the rights to film content could impact the Company's business reputation or result in a claim for substantial damages, regardless of its responsibility for such failure. The Company does not have an insurance policy covering claims of this kind, and such claims could adversely affect the Company's business, results of operations and financial conditions.

     EXECUTIVE OFFICERS AND MAJORITY SHAREHOLDERS MAINTAIN SIGNIFICANT CONTROL OVER THE COMPANY AND ITS ASSETS

     4th Grade Films' Executive Officers maintain control over the Company's board of directors and also control the Company's business operations and policies. In addition, Hangman Productions, Inc., owns 100% of the currently issued and outstanding common shares of the Company. As a result, Hangman Productions, Inc., will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See Part I, Item 4.

     THE COMPANY IS UNLIKELY TO PAY DIVIDENDS

     It is unlikely that the Company will pay dividends on its common stock, resulting in an investor's only return on an investment in the Company's common stock being the appreciation of the per share price. The Company can make no assurances that the Company's common stock will ever appreciate.

     THERE IS NO PUBLIC MARKET FOR THE COMPANY'S SECURITIES

     There has never been any "established trading market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD"). If a market for the Company's common stock does develop, the stock price may be volatile. The stock price may be volatile because the Company has limited public float and high concentration of ownership in a few stockholders, both of which can have an adverse effect on any market of the Company's stock price.

     The Company does not expect the securities of the Company to trade at a price much higher than their initial offering price, which would make the Company's common stock "penny stock." Because of this the Company's stock differs from many stocks, in that it is a "penny stock." The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Because the Company's securities probably constitute "penny stock" within the meaning of the rules, the rules would apply to the Company and its securities. The rules may further affect the ability of owners of our stock to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

     No assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or others may have a substantial adverse impact on any such market.

     There is currently no market for the Company's common stock and there is no assurance that a market will develop. If a market develops, we anticipate that the market price of the Company's common stock will be subject to wide fluctuations in response to several factors including;

        - The Company's ability to execute its business plan and significantly grow the business.
        - Increased competition from competitors who offer competing products and services.
        - The Company's financial condition and results of operations.

     THE COMPANY'S SECURITIES MAY HAVE A LIMITED MARKET DUE TO RULES ASSOCIATED WITH PENNY STOCKS

     The Company's stock differs from many stocks, in that it is a "penny stock." The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities and Exchange Act of 1934, as amended.

     Because our securities probably constitute "penny stock" within the meaning of the rules, the rules would apply to us and our securities. The rules may further affect the ability of owners of our stock to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

     Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include:

        - Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
        - Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
        - "Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
        - Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
        - The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

     Furthermore, the "penny stock" designation may adversely affect the development of any public market for the Company's shares of common stock or, if such a market develops, its continuation. Broker-dealers are required to personally determine whether an investment in "penny stock" is suitable for customers.

     Penny stocks are securities (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Exchange Act, and Rule 15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Rule 15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for the Company's stockholders to resell their shares to third parties or to otherwise dispose of them.

     NO ASSURANCE CAN BE GIVEN THAT ANY MARKET FOR THE COMPANY'S COMMON STOCK WILL DEVELOP OR BE MAINTAINED AND IF A MARKET DEVELOPS THE SALE OF "UNREGISTERED" AND "RESTRICTED" SHARES BY MEMBERS OR MANAGEMENT MAY HAVE AN ADVERSE EFFECT ON THE MARKET FOR THESE SHARES

     Prior to the Company's organization, the Company authorized and subsequently issued 745,000 shares of common stock to Hangman Productions, Inc., pursuant to a Pre-organization Subscription Agreement. The shares were issued for cash at $0.007 per share for a total of $5,212.

     Following the Company's organization, it conducted an offering of 30,000 shares of Preferred Stock, Series A, at a price of $3.00 per share. This offering was conducted under Rule 506 of Regulation D of the Securities and Exchange Commission, and the applicable provisions of Rule 144-14-25s of the Utah Division of Securities, which provides for sales of securities by public solicitation to "accredited" and "sophisticated" investors. The offering was subsequently closed approximately June 1, 2007, with the Company having received gross proceeds of $90,000. Each share of Preferred Stock, Series A, can be converted at the option of the record holder thereof any time prior to August 31, 2008, into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. On August 31, 2008, all remaining issued and outstanding shares of Preferred Stock, Series A, shall automatically be called and each share of Preferred Stock, Series A, shall be converted into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value.

     No assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or others may have a substantial adverse impact on any such market.

     The following table discloses the date that the Company's issued shares of common stock are available for resale:

                              Date              Number of           Aggregate
  Name                      Acquired              Shares           Consideration
  ----                      --------             ---------         -------------

  HANGMAN PRODUCTIONS, INC.*  04/07               745,000           $   5,212


     * The 745,000 shares of common stock that the Company issued in April, 2007, are eligible for resale pursuant to Rule 144 of the Securities and Exchange Commission after April, 2008. These holders of the share will be required to satisfy the "holding period" under Rule 144.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

     FORWARD LOOKING STATEMENTS

     Statements  made in  this  Registration  Statement  which  are  not  purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of our Company, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may", "would", "could", "should", "expects", "projects", "anticipates", "believes", "estimates", "plans", "intends", "targets" or similar expressions.

     Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following: general economic or industry conditions; nationally and/or in the communities in which we may conduct business; changes in the interest rate environment; legislation or regulatory requirements; conditions of the securities markets; our ability to raise capital; changes in accounting principles; policies or guidelines; financial or political instability; acts of war or terrorism; and other economic, competitive, governmental, regulatory and technical factors affecting our Company's operations, products, services and prices.

     Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

     PLAN OF OPERATION

     The Company's plan of operation for the next 12 months is to continue with its current business operations in the independent film industry. The company has accumulated losses since inception and has not been able to generate profits from operations. The Company is currently in post-production on its first film project. The Company intends to generate revenue through marketing and distributing the film, however the Company can provide no assurances that it will be able to generate any revenue from the film. Operating capital, including the proceeds to finance the Company's first film project has been raised through the Company's shareholders. If the Company does not successfully generate profits from its initial film, there are no assurances that the Company will be able to raise additional capital for operations and/or other independent film projects.

     The Company has not been able to generate positive cash flow from operations since inception. This along with the above mentioned factors raise substantial doubt the Company's ability to continue as a going concern.

     RESULTS OF OPERATIONS

     The Company has not generated a profit since inception. The Company generated a net loss of $(5,325) on no revenue for the period ended June 30, 2007. The Company's inception was April 25, 2007 and therefore the Company can provide no financial comparisons to previous quarterly periods or fiscal years. The Company will not provide any forecasts of future earnings or profitability. The future success of the Company cannot be ascertained with any certainty, and if and until the Company obtains distribution of its film projects, no such forecast or guidance will be formulated or provided.

     Net losses for the period ended June 30, 2007, was $(5,325). During the period ended June 30, 2007, the Company was in production on its first film project, and therefore generated expenses due to the production, and had no revenue to offset these expenses.

     The Company did not generate revenues in the period ended June 30, 2007. The Company anticipates that its first film project will be completed and will be marketed in the fiscal year ending June 30, 2008. Depending on the market acceptance of the film and management's ability to distribute the film, the Company may generate revenue in the upcoming twelve months. The Company can provide no guidance regarding future revenue nor can it provide any assurances that it will be able to generate revenue.

     LIQUIDITY

     As of June 30, 2007, the Company had no accounts receivable, $75 in accounts payable and no short or long term debt. Furthermore the Company had no inventory as of June 30, 2007.

     The Company has a cash balance of $32,343 as of June 30, 2007. Management anticipates that the Company's existing cash balance should cover the Company's general expenses of operation for the next twelve months. Currently, the Company does not anticipate any additional short term or long term capital requirements for operational expenses over the next twelve months. If Company deems additional funds are needed for operations, the Company's management will advance the Company monies not to exceed $50,000, as loans to the Company, to help the Company produce, market or distribute film content. The loan will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. If the Company needs funds in excess of $50,000, it will be up to the Company's management to raise such monies. These funds may be raised as either debt or equity, but management does not have any plans or relationships currently in place to raise such funds. The Company can provide no assurances that if additional funds are need that it will be able to obtain financing.

     Off-Balance Sheet Arrangements

     The Company has completed the following two transactions to finance its formation and operations:

          1) On April 25, 2007, the Company's parent, Hangman Productions, Inc., paid $5,212 in expenses on behalf of the Company. The expenses were related to the formation and incorporation of 4th Grade Films, Inc.

          2) On June 1, 2007, the Company completed an offering of 30,000 shares of Preferred Stock, Series A, at a price of $3.00 per share. This offering was conducted under Rule 506 of Regulation D of the Securities and Exchange Commission, and the applicable provisions of Rule 144-14-25s of the Utah Division of Securities, which provides for sales of securities by public solicitation to "accredited" and "sophisticated" investors. The offering was subsequently closed and the Company received gross proceeds of $90,000.

Item 3.  Description of Property.
---------------------------------

     The Company's office is located at 1704 East Harvard Ave., Salt Lake City, Utah 84108. The Company's office costs $75 per month. The monthly rent includes a 200 square foot office space, access to a computer and phone. The Company rents the office space, computer and phone from James Doolin, the Company's President and Director. The Company believes that the rent expenses is at current market rates.If necessary, the Company will lease a larger office to accommodate future growth. The Company also leases a mail box at 1338 South Foothill Drive, #163, Salt Lake City, UT 84108. The mail box costs $25 per month.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:

                           Number of Shares Percentage

Name                            Beneficially Owned             of Class
----------------                ------------------             --------

Hangman Productions, Inc.           745,000                      100%
1223 Wilshire Blvd. #912
Santa Monica CA 90403

TOTAL                               745,000                      100%

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS (FULLY-DILUTED)

     The following table sets forth the share holdings (on a fully-diluted basis) of those persons who own more than five percent of the Company's common stock as of the date hereof:

                           Number of Shares Percentage

Name                            Beneficially Owned             of Class
----------------                ------------------             --------

Hangman Productions, Inc.           745,000                      71.3%
1223 Wilshire Blvd. #912
Santa Monica CA 90403

James P. Doolin*
1338 South Foothill Dr, #163        150,000                      14.4%
Salt Lake City, UT 84108


TOTAL                               895,000                      85.7%

     * James P. Doolin, President and Director, owns 15,000 shares of the Company's Preferred Stock, Series A. Each share of Preferred Stock, Series A, can be converted at the option of the record holder thereof any time prior to August 31, 2008, into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. On August 31, 2008, all remaining issued and outstanding shares of Preferred Stock, Series A, shall automatically be called and each share of Preferred Stock, Series A, shall be converted into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. On a fully diluted basis, the currently issued and outstanding shares of Preferred Stock, Series A, would convert into 300,000 shares of common stock, leaving a total issued and outstanding common share balance of 1,045,000. On a fully diluted basis, Mr. Doolin would control 150,000 of the 1,045,000 total issued and outstanding common shares, or approximately 14.4% of the issued and outstanding common shares.

     SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the holdings of common stock of the Company's directors and executive officers as of the date hereof:

Name                            Beneficially Owned           of Class
----------------                ------------------           --------
James P. Doolin*
1338 South Foothill Dr, #163              0                      0%
Salt Lake City, UT 84108

Shane E. Thueson                          0                      0%
1338 South Foothill Dr, #163
Salt Lake City, UT 84108

John K. Winchester                        0                      0%
1338 South Foothill Dr, #163
Salt Lake City, UT 84108

TOTAL OFFICERS & DIRECTORS                0                      0%

     * James P. Doolin, President and Director, owns 15,000 shares of the Company's Preferred Stock, Series A. Each share of Preferred Stock, Series A, can be converted at the option of the record holder thereof any time prior to August 31, 2008, into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. On August 31, 2008, all remaining issued and outstanding shares of Preferred Stock, Series A, shall automatically be called and each share of Preferred Stock, Series A, shall be converted into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. On a fully diluted basis, the currently issued and outstanding shares of Preferred Stock, Series A, would convert into 300,000 shares of common stock, leaving a total issued and outstanding common share balance of 1,045,000. On a fully diluted basis, Mr. Doolin would control 150,000 of the 1,045,000 total issued and outstanding common shares, or approximately 14.4% of the issued and outstanding common shares. For further infomation see the following table:

     SECURITY OWNERSHIP OF MANAGEMENT (FULLY-DILUTED)

     The following table sets forth the fully-diulted holdings of common stock (assuming 100% conversion of the Preferred Stock, Series A), of the Company's directors and executive officers as of the date hereof:

Name                            Beneficially Owned           of Class
----------------                ------------------           --------
James P. Doolin*
1338 South Foothill Dr, #163           150,000                14.4%
Salt Lake City, UT 84108

Shane E. Thueson
1338 South Foothill Dr, #163              0                      0%
Salt Lake City, UT 84108

John K. Winchester
1338 South Foothill Dr, #163              0                      0%
Salt Lake City, UT 84108

TOTAL OFFICERS & DIRECTORS             150,000                14.4%

     * James P. Doolin, President and Director, owns 15,000 shares of the Company's Preferred Stock, Series A. Each share of Preferred Stock, Series A, can be converted at the option of the record holder thereof any time prior to August 31, 2008, into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. On August 31, 2008, all remaining issued and outstanding shares of Preferred Stock, Series A, shall automatically be called and each share of Preferred Stock, Series A, shall be converted into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. On a fully diluted basis, the currently issued and outstanding shares of Preferred Stock, Series A, would convert into 300,000 shares of common stock, leaving a total issued and outstanding common share balance of 1,045,000. On a fully diluted basis, Mr. Doolin would control 150,000 of the 1,045,000 total issued and outstanding common shares, or approximately 14.4% of the issued and outstanding common shares.

        CHANGES IN CONTROL

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

        IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name of the Company's current directors and executive officers. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or until their resignation or termination.

Name                  Held              Designation     or Resignation
----                  ----              -----------   --------------
James P.Doolin       DIRECTOR &           04/07             *
                     PRESIDENT

Shane E. Thueson     DIRECTOR &           04/07             *
                     VICE PRESIDENT

John K. Winches      DIRECTOR &           04/07             *
                     SECRETARY

          * These persons presently serves in the capacities indicated.

     BUSINESS EXPERIENCE

     James P. Doolin, President and a director, is 31 years of age. Mr. Doolin graduated from the University of Utah, in Salt Lake City. He graduated with a bachelor of science, finance degree. After completion of his undergraduate Mr. Doolin was employed by Jenson Services, Inc., a merger and acquisition consulting firm, from 1998 until entering graduate school in 2001. After graduation from Pepperdine's Graziadio School of Business, Mr. Doolin worked as an associate at an Investment Banking firm in Southern California. For the past four years, Mr. Doolin has been a financial consultant to development stage businesses and public corporations. In addition Mr. Doolin was an officer and director of Wasatch Web Advisors, Inc. In October, 2003, Wasatch Web Advisors, Inc. became Raser Technologies, Inc., at which time Mr. Doolin resigned. Mr. Doolin was also an officer and director of Cole, Inc. Cole, Inc., became Reflect Scientific, Inc. in December, 2003, at which time Mr. Doolin resigned. Mr. Doolin was also an officer and director of The Autoline Group, Inc., which became GeNOsys, Inc., in August, 2005, at which time Mr. Doolin resigned. Mr. Doolin is currently the President and director of Hangman Productions, Inc., the parent of 4th Grade Films. Hangman Productions, Inc., is a reporting entity and its common stock is quoted on the OTC Bulletin Board under the symbol HGMP. Mr. Doolin is also an officer and director of Left Lane Imports, Inc., which is not a reporting entity at this time.

     Shane E. Thueson, Vice President and a director, is 31 years of age. Mr. Thueson attended, but did not graduate from Brigham Young University, where he studied history. Mr. Thueson worked for a entertainment management production company, Benderspink Management and Productions, in Hollywood, California, from 2001 through 2002. Mr. Thueson was also employed as the Marketing Programs Manager for an internet technology company based in Orem, Utah. Mr. Thueson resigned as the Marketing Programs manager in March, 2005, to become a full-time screeplay writer. For the past five years Mr. Thueson has developed and written numerous original screenplays. In addition to being the Vice President of Hangman Productions, Inc., a reporting entity, Mr. Thueson was also an officer and director of Cole, Inc. In December, 2003, Cole Inc., changed its name to Reflect Scientific, Inc., at which time Mr. Thueson resigned.

     John K. Winchester, Secretary and director, is 32 years of age. Mr. Winchester graduated from the University of Utah, in Salt Lake City. He graduated with a bachelor of science, communication degree. Mr. Winchester served as the district merchandising coordinator for Sony Computer Entertainment America, Inc., from 2000 through 2004. Mr. Winchester has managed an environmental irrigation company based in Sandy, Utah, since 2004.

     SIGNIFICANT EMPLOYEES

     Other than its Executive Officers and directors the Company has no employees.


     INVOLVMENT IN CERTAIN LEGAL PROCEEDINGS

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was  convicted in a criminal  proceeding  or named subject to a pending
     criminal   proceeding   (excluding   traffic  violations  and  other  minor
     offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation

                       Annual Compensation Awards Payouts

(a)             (b)   (c)     (d)   (e)   (f)      (g)    (h)    (i)

                                                  Secur-
                                                  ities          All
Name and   Year or                 Other  Rest-   Under-  LTIP  Other
Principal  Period    Salary  Bonus Annual ricted  lying   Pay-  Comp-
Position   Ended      ($)     ($)  Compen -Stock  Options outs  ensat'n
---------------------------------------------------------------------

James P.     06-30-07   0      0     0      0        0     0     0
Doolin,
Director,
President

Shane E.     06-30-07   0      0     0      0        0     0     0
Thueson,
Director,
Vice
President

John K.      06-30-07   0      0     0      0        0     0     0
Winchester,
Director,
Secretary

     No deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the year ended June 30, 2007. Compensation of $2,500 was paid to Shane Thueson, Vice President and director, related to the purchase of a screenplay by the Company during the period ended June 30, 2007. In the 2008 fiscal year, Mr. Doolin, Mr. Thueson and Mr. Winchester will be paid $1,000 per year for their services. Executive compensation will be paid semi-annually, with the first $500 payment commencing on October 1, 2007 and the subsequent $500 payment to be paid March 1, 2008. No employee, director, or executive officer has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

   COMPENSATION OF DIRECTORS

     Executive compensation is paid to the Company's officers and directors related to services performed for the Company's operations and managing the Company's strategic development. Mr. Doolin, Mr. Thueson and Mr. Winchester will be paid $1,000 per year for their services. Executive compensation will be paid semi-annually, with the first $500 payment commencing on October 1, 2007 and the subsequent $500 payment to be paid March 1, 2008.

   EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has no employees. No compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his resignation, retirement or other termination of employment with the Company, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

     Other than compensation paid to the Company's officers related to services performed for the Company's operations, there were no material transactions, or series of similar transactions, during the fiscal year ended June 30, 2007. There are also no currently proposed transactions or arrangement, or series of similar transactions or arrangements, to which the Company is to be a party, and in which any director, executive officer, promoter, or any security holder who is known to the Company to own of record or beneficially own more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest. Executive compensation is paid to the Company's officers and directors related to services performed for the Company's operations and managing the Company's strategic development. Mr. Doolin, Mr. Thueson and Mr. Winchester will be paid $1,000 per year for their services. Executive compensation will be paid semi-annually, with the first $500 payment commencing on October 1, 2007 and the subsequent $500 payment to be paid March 1, 2008.

     PROMOTER

     The term "promoter" includes i) Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or ii) Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph, if such person does not otherwise take part in founding and organizing the enterprise. All persons coming within the definition of "promoter" may also be referred to as "founders" or "organizers" or by another term provided that such term is reasonably descriptive of those persons' activities with respect to the issuer.

     As per the definition of a "promoter", generally defined as anyone involved in the formation of an issuer, Shane Thueson the incorporator of the Company and two of the Company's executive officers and directors, James Doolin and John Winchester would be considered promoters, founders or organizers.

Item 8.  Description of Securities.
-----------------------------------

   COMMON AND PREFERRED STOCK

     The aggregate number of shares which this corporation shall have authority to issue is 55,000,000 shares, divided into two classes, 50,000,000 shares of common stock of a par value of one cent ($0.01) per share and 5,000,000 shares of preferred stock of a par value of one cent ($0.01) per share, with the preferred stock having such rights and preferences as the Board of Directors shall determine. Fully paid stock of this corporation shall not be liable to any further call or assessment. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     NO OUTSTANDING OPTIONS, WARRANTS OR CALLS

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

   NO PROVISIONS LIMITING CHANGE OF CONTROL

     There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

                               PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

   MARKET INFORMATION

     There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the NASD. No assurance can be given that any market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by the directors, executive officers or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Information about the date when directors, executive officers or any other person who may be deemed a beneficial holder, holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

     A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission); limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144. Shares sold under Rule 504 may be possibly sold earlier under
Section 4 (1) of the Securities Act of 1933, as amended (the "Securities Act").

     All of the outstanding shares of the Company have been issued within the past year and are not elgible for resale under Rule 144 of the Securities Act. After complying with the "holding period" requirements of Rule 144 of the Securities Act, each shareholder could sell up to 1% of the total issued and outstanding of the Company's common stock. On a fully-diluted basis this would constitute a total of 10,450 shares of common stock for each shareholder, which could be sold under Rule 144 of the Securities Act. S745,000 shares of common stock will be elgible for resale under Rule 144 of the Securities Act begining April, 2008. The remaining 300,000 shares, if converted to common stock, will be elgible for resale begining June, 2008.

   HOLDERS

     The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 9.

   DIVIDENDS

     The Company has not declared any cash dividends with respect to its common or preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any sales of its products, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or persons who may be deemed to be an "affiliate" of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          None; not applicable.


Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     Prior to the Company's organization on April 25, 2007, the Company authorized and subsequently issued 745,000 shares of common stock to Hangman Productions, Inc. The shares were issued for expenses incurred by Hangman
Productions, Inc., for the formation and incorporation of the Company. The shares were issued for cash at $0.007 per share for a total of $5,212.

For Further information see the following table: "Common Stock"

   COMMON STOCK

                              Date              Number of           Aggregate
     Name                   Acquired             Shares           Consideration
     ----                   --------            ---------         -------------
Hangman Productions, Inc." *  4/07                745,000             $ 5,212


            * 4th Grade Films, Inc., is a wholly-owned subsidiary of
                           Hangman Productions, Inc.

     Following the Company's organization, it conducted an offering of 30,000 shares of Preferred Stock, Series A, at a price of $3.00 per share. This offering was conducted under Rule 506 of Regulation D of the Securities and Exchange Commission, and the applicable provisions of Rule 144-14-25s of the Utah Division of Securities, which provides for sales of securities by public solicitation to "accredited" and "sophisticated" investors. The offering was subsequently closed on or around June 1, 2007, with the Company having received gross proceeds of $90,000.

For further  information see the following table:  "Preferred Stock, Series A"

    PREFERRED STOCK, SERIES A

                              Date              Number of           Aggregate
     Name                   Acquired             Shares           Consideration
     ----                   --------            ---------         -------------
Derek Bryce                   6/07                    500            $  1,500
Butternut Partners            6/07                  4,000            $ 12,000
James P. Doolin Trust*        6/07                 15,000            $ 45,000
Michael Doolin                6/07                  3,000            $  9,000
Thomas Howells                6/07                  1,000            $  3,000
Lone Rock Ventures, LLC       6/07                  4,000            $ 12,000
Brett Murdoch                 6/07                  2,000            $  6,000
Burke Staker                  6/07                    500            $  1,500

TOTAL                                              30,000            $ 90,000

         * James P. Doolin is the President and director of the Company

     There have been no other sales of the Company's unregistered securities.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

     Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

     Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

     Unless  limited  by  the  Articles  of  Incorporation,  Section  16-10a-903
requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

     Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16- 10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

     Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

                                    PART F/S

                              4TH GRADE FILMS, INC.
             Report of Independent Registered Public Accounting Firm
                                       and
                              Financial Statements

                                  June 30, 2007





                              4TH GRADE FILMS, INC.
                                 TABLE OF CONTENTS



                                                                                                    Page

Report of Independent Registered Public Accounting Firm                                               1

Balance Sheet as of June 30, 2007                                                                     2

Statement of Operations for the Period from Inception [April 25, 2007] through June 30, 2007
                                                                                                      3

Statement of Stockholders' Equity for the Period from Inception [April 25, 2007] through June
30, 2007                                                                                              4

Statement of Cash Flows for the Period from Inception [April 25, 2007] through June 30, 2007
                                                                                                      5

Notes to Financial Statements                                                                       6 - 10



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholders
4th Grade Films, Inc.

     We have audited the accompanying balance sheet of 4th Grade Films, Inc. [a development stage company] as of June 30, 2007, and the related statements of operations, stockholders' equity, and cash flows for the period from inception [April 25, 2007] through June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 4th Grade Films, Inc. (a development stage company) as of June 30, 2007, and the results of their operations and their cash flows for the period from inception [April 25, 2007] through June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses, minimal assets, no revenues, and is still developing its planned principal operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ MANTYLA MCREYNOLDS, LLC
Mantyla McReynolds, LLC
Salt Lake City, Utah
July 31, 2007


                              4TH GRADE FILMS, INC.
                                  Balance Sheet
                                  June 30, 2007

                                     ASSETS


ASSETS
        Cash                                               $              32,343
        Film Costs - Notes 1 & 3                                          57,719
                                                           ---------------------
TOTAL ASSETS                                               $              90,062
                                                           =====================


                            LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

        Accounts payable                                                      75
        Income taxes payable - Notes 1 & 9                                   100
                                                           ---------------------
TOTAL LIABILITIES                                                            175

STOCKHOLDERS' EQUITY

        Preferred stock - 5,000,000 shares
        authorized at $.01 par; 30,000 shares
        issued and outstanding (Series A Convertible)- Note 6                300

        Common stock - 50,000,000 shares
        authorized at $0.01 par; 745,000
        shares issued and outstanding                                      7,450

        Additional paid-in capital                                        87,462

        Deficit accumulated during the development stage                  (5,325)
                                                           ---------------------
TOTAL STOCKHOLDERS' EQUITY                                                89,887
                                                           ---------------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                 $              90,062
                                                           =====================



                              4TH GRADE FILMS, INC.
                             Statement of Operations
      For the Period from Inception [April 25, 2007] through June 30, 2007

Revenues                                                   $                   -

Operating Expenses
        Professional Expenses                                              5,123
        SG&A                                                                 102
                                                           ---------------------
Total operating expenses                                                   5,225
                                                           ---------------------

Net income from operations                                                (5,225)
                                                           ---------------------

Net income before taxes                                                   (5,225)

Provision for income taxes - Notes 1 & 9                                     100
                                                           ---------------------

Net Income                                                 $              (5,325)
                                                           =====================

Basic and diluted earnings per common share - Notes 1      $               (0.01)
                                                           =====================
Weighted average common shares                                           745,000
                                                           =====================


                              4TH GRADE FILMS, INC.
                        Statement of Stockholders' Equity
      For the Period from Inception [April 25, 2007] through June 30, 2007

                                                                                Additional                Total
                                      Preferred   Common    Preferred   Common    Paid-in    Retained  Stockholders'
                                       Shares     Shares     Stock       Stock    Capital    Earnings     Equity
                                      ---------  --------  -----------  -------  ---------  ---------  ------------
Balance, April 24, 2007                   -          -         $ -       $ -       $ -          $ -       $ -

Issued common stock to                    -       745,000      $ -       $7,450    $(2,238)     $ -       $ 5,212
shareholders for payment of expenses
April 27, 2007 at $0.007 per share

Issued preferred shares to              30,000       -         $ 300     $ -       $89,700      $ -       $90,000
shareholders for cash,
June 1, 2007 at $3.00 per share

Dividends paid / payable on
preferred shares                                                                                  -         -

Net loss for the period
from 4/27/07 through 6/30/07                                                                   (5,325)     (5,325)
                                      ---------  --------  -----------  -------  ---------  ---------  ------------
Balance, 6/30/06                        30,000    745,000        300      7,450     87,462    $(5,325)    $89,887
                                      =========  ========  ===========  =======  =========  =========  ============

                              4TH GRADE FILMS, INC.
                             Statement of Cash Flows
      For the Period from Inception [April 25, 2007] through June 30, 2007


Cash Flows from Operating Activities:

Net Income                                                        $       (5,325)

Adjustments to reconcile net income to net cash provided by operating activities:

          Additions to capitalized film costs                            (57,719)
          Increase (decrease) in accounts payable                             75
          Increase (decrease) in income taxes payable                        100
          Issued common stock in exchange for payment of expenses          5,212
                                                                  --------------
Net Cash provided by / (Used for) Operating Activities                   (57,657)

Cash Flows from Financing Activities:
          Issued preferred stock for cash                                 90,000
                                                                  --------------
Net Cash Provided / (Used for) Financing Activities                       90,000

Net Increase (Decrease) in Cash                                           32,343

Beginning Cash balance                                                         -
                                                                  --------------

Ending Cash Balance                                               $       32,343
                                                                  ==============

Supplemental Disclosure Information
          Cash paid during the year for interest                  $            -
          Cash paid during the year for income taxes              $            -
          Common stock issued in exchange for payment of expenses $        5,212


                              4TH GRADE FILMS, INC.
                        Notes to the Financial Statements
                       For the Period Ended June 30, 2007

Note 1 - Background and Summary of Significant Accounting Policies

         Company Background

          The Company was incorporated in the State of Utah on April 25, 2007 and is a wholly owned subsidiary of Hangman Productions, Inc.["Hangman Productions" or "the Parent"] 4th Grade Films is an independent film production company. The Company is engaged in developing content, securing financing, producing, marketing and distributing films within the independent film community.

          The Company is considered to be in the development stage as defined in Financial Accounting Standards Board Statement No. 7. It has yet to commence full-scale operations and it continues to develop its planned principle operations.

         Balance Sheet Presentation

          As permitted by Statement of Position No. ("SOP") 00-2, "Accounting by
          Producers  or  Distributors   of  Films,"  the  Company   presents  an
          unclassified balance sheet.

         Cash and Cash Equivalents

          Cash and cash equivalents consist of cash on deposit in commercial banks and held in a money market mutual fund.

         Fair Value of Financial Instruments

          The carrying value of the Company's cash and cash equivalents and accounts payable approximate fair value.
<

                              4TH GRADE FILMS, INC.
                        Notes to the Financial Statements
                       For the Period Ended June 30, 2007
                                  (continued)

Note 1 - Background and Summary of Significant Accounting Policies (cont)

         Filmed Entertainment Costs

          In accordance with SOP 00-2, Filmed entertainment costs include capitalized production costs and overhead. These costs, as well as participation and exploitation costs, are recognized as operating expenses on an individual film basis in the ratio that the current year's gross revenues bear to management's estimate of total ultimate gross revenues from all sources. Marketing costs and development costs under term deals are charged as operating expenses as incurred. Development costs for projects not produced are written-off at the earlier of the time the decision is taken not to develop the story or after three years. Filmed entertainment costs are stated at the lower of unamortized cost or estimated fair value on an individual motion picture or television product basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television production's fair value.

         Income Taxes

          Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences in net property and equipment and bad debt reserve for financial and income tax reporting.

          The Company complies with the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], "Accounting for Income Taxes." The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

         Net Loss Per Common Share

          In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," basic loss per common share is based on the weighted-average number of shares outstanding. Diluted income or loss per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. The Company has convertible preferred shares outstanding, but the effect of these shares on the calculation of loss per common share would be antidilutive.

         Revenue Recognition

          Revenues are recognized in accordance with SOP 00-2 paragraph .07. Specifically, revenues from the distribution of motion pictures are recognized as they are exhibited and revenues from home entertainment sales, net of reserve for estimated returns, together with related costs, are recognized on the date that video and DVD units are made widely available for sale by retailers and all Company-imposed restrictions on the sale of video and DVD units have expired. Payments received in advance of initial availability are deferred revenue until all of SOP 00-2 revenue recognition requirements have been met.

         Use of Estimates in Preparation of Financial Statements

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              4TH GRADE FILMS, INC.
                        Notes to the Financial Statements
                       For the Period Ended June 30, 2007
                                  (continued)

Note 2 - Significant Concentrations and Going Concern

          The Company currently only has one film in production. Any foreseeable potential revenues for the Company are dependent upon the success of that film and any future film projects.

          The Company has accumulated a loss since inception [April 24, 2007] through the period ending June 30, 2007 in the amount of $5,325, has no sources of revenue, and has minimal operations at June 30, 2007. These factors raise substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to develop significant operations, the Company may have to cease to exist.

          4th Grade Films is an independent film production company. The Company is engaged in developing content, securing financing, producing, marketing and distributing films within the independent film community. The Company will focus on independent film projects with budgets ranging from $25,000 to $250,000. Independent films are often distinguishable by their content or style where the writer or director's original authorial intent or personal creative vision is usually maintained in the final film. Additionally, the term "independent film" is typically used to describe less commercially driven art films which are significantly different from the norms of plot-driven, mainstream traditional "Hollywood" cinema.

          Currently, 4th Grade Films has developed, financed and produced a film which is in the post-production stage. The feature-length film, The Four Stories of St. Julian (hereinafter "St. Julian" or the "Film"), was developed internally by the Company. The production of the Film was financed entirely by 4th Grade Films and it's parent company, Hangman Productions, Inc. Upon completion of post-production, the
          Company will embark on its marketing and distribution strategy referenced above. The Company cannot provide any assurances that the Film will obtain distribution or be profitable. Regardless of the success of the Film, the Company will continue to develop, finance, produce, market and distribute films within the independent film community. However, the Company cannot provide assurances that it will be able to develop, finance, produce, market and distribute in the future. To date the Company has incurred approximately $57,719 in costs related to the production of St. Julian. The Company's management estimates that the total cost for the completed film will be approximately $70,000, and an additional $10,000 for marketing expenses associated to the film. Marketing costs will include preparing press releases, film festival submission fees, internet advertising and other marketing campaigns. The Company anticipates the budgets for future projects to range from $25,000 to $250,000.

                              4TH GRADE FILMS, INC.
                        Notes to the Financial Statements
                       For the Period Ended June 30, 2007
                                  (continued)

Note 3 -  Film Costs

          Film costs consisted of the following as of June 30, 2007:

            Films:

            Released                       $        -
            Completed, not released                 -
            In production                      57,719
            In development, or Preprodution         -
                                           ----------
            Total                          $   57,719
                                           ==========

          As of June 30, 2007, the Company does not have any unamortized film costs of completed or released films or participation liabilities and, therefore, does not present an estimate of the amortization of these costs.

Note 4 - Stockholders Equity

         Preferred Stock - Series A

          Pursuant to the authority vested in the Board of Directors the Company provided for the issuance of a series of Preferred Stock, designated Preferred Stock, Series A, consisting of one million (1,000,000) of the currently authorized five million (5,000,000) shares of Preferred Stock. Each share of Preferred Stock, Series A, can be converted at the option of the record holder thereof any time prior to August 31, 2008, into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. On August 31, 2008, all remaining issued and outstanding shares of Preferred Stock, Series A, shall automatically be called and each share of Preferred Stock, Series A, shall be converted into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. Furthermore, the Preferred Stock, Series A, shall be preferred over the shares of Common Stock and any other series of Preferred Stock as to assets so that in the event of any liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of the Preferred Stock, Series A, shall be entitled to receive out of the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings, before any distribution is made to the holders of shares of Common Stock or any other series of Preferred Stock, an amount equal to one cent ($0.01) per share. In addition, the holders of the Preferred Stock, Series A have no voting rights.

          On or about May 15, 2007, the Company offered a no minimum and a maximum of 30,000 shares of Preferred Stock, Series A, at $3.00 per share pursuant to Rule 506 of Regulation D of the Securities and Exchange Commission. The Company completed the offering on or about June 1, 2007, selling all 30,000 shares of Preferred Stock, Series A, for gross proceeds of $90,000.

         Common Stock

          During the  Company's  Board of  Directors  meeting  held on April 24,
          2007, the Company authorized the issuance of 745,000 or $0.01 par value common shares to the Company's parent in exchange for expenses incurred by Hangman Productions. The expenses paid by Hangman Productions totaled $5,212 which created an additional paid-in deficit of $2,238 related to the issuance of the common shares. The 745,000 shares issued to Hangman Productions account for all issued and outstanding common shares of the Company.

                              4TH GRADE FILMS, INC.
                        Notes to the Financial Statements
                       For the Period Ended June 30, 2007
                                  (continued)

Note 5 - Income Taxes

          The provision for income taxes consists of the following:

          Current Taxes                                               $      100
          Deferred tax benefit (net of valuation for allowance)                -
          Deferred tax liability                                               -
                                                                      ----------
                                                                      $      100
                                                                      ==========

          Deferred income tax assets and liabilities at June 30, 2007 consist of the following temporary differences:

                                          Amount Expected Rate  Asset(Liability)
                                          ------ -------------  ---------------
          Net operating loss carry-
          forwards(expiring through 2007):
          Federal                         5,225            15%         $    784
          State of Utah                   5,225             5%         $    261
                                                                ----------------
                                                                       $  1,045
          Valuation Allowance                                          $ (1,045)
                                                                ----------------
          Deferred tax asset 06/30/2007                                $      -
                                                                ================

          Reconciliation between taxes at the statutory rates (20%) and the actual income tax provision for continuing operations is as follows:

          Expected provision (benefit) based on statutory rates        $  1,045
          Effect of:
          Increase (decrease) in valuation allowance                   $  1,045
          State minimum franchise tax                                  $    100
                                                                ----------------
          Total actual provision                                       $    100
                                                                ================

          The Company has not yet generated taxable income. The Company does not believe the realization of any benefit from the deferred asset will be realized. Therefore, the Company recorded a valuation allowance for the full amount of the deferred tax asset.

Note 6 - Related Party Transactions

          As of June 30, 2007, approximately 68% of the Company's parent corporation, Hangman Productions, Inc., issued and outstanding common stock were controlled by one family giving them effective power to control the vote on substantially all significant matters without the approval of other stockholders.

          The Company rents office space from the Company's President at a cost of $75 per month. The Company has accrued $150 in unpaid rental fees from this arrangement.

Note 7 - Subsequent Event

          Subsequent to the balance sheet date, the directors resolved to pay each member of the board of directors $1,000 per year for the services. The Compensation will be paid semi-annually, with the first $500 payment commencing on October 1, 2007 and the subsequent $500 payment to be paid on March 1, 2008. The Directors also resolved to pay $75 per month for office space, access to a computer and phone provided by the Company's President.

                                    PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration Statement:

Item 2. Description of Exhibits.
--------------------------------

Exhibit
Number      Description of Exhibits
------      -----------------------


 3.1(a)     Articles of Incorporation

 3.1(b)     Articles of Amendment to the Articles of Incorporation dated
            July 21, 2004

 3.3        Bylaws

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



     In connection with the Registration Statement of 4th Grade Films, Inc. (the "Company") on Form 10-SB for the fiscal year ended June 30, 2007 and for the periods from Inception [April 25, 2007] through June 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James Doolin, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:


     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


Date: 9/24/07               /S/JAMES DOOLIN
                            James Doolin, Chief Executive Officer,
                            Chief Financial Officer and Controller


                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             4th Grade Films, Inc.

Date:  9/24/07                               /S/JAMES DOOLIN
     ----------                              ------------------------
                                             James Doolin, Director
                                             and President

Date:  9/24/07                               /S/SHANE THUESON
     ----------                              ------------------------
                                             Shane Thueson, Director
                                             and Vice President

EX-3.1(a)
                            ARTICLES OF INCORPORATION
                                       OF
                              4TH GRADE FILMS, INC.

     The undersigned natural person of the age of eighteen years or more, acting as the incorporator of a corporation under the Utah Revised Business Corporation Act, hereby adopts the following Articles of Incorporation for such corporation:

                                    ARTICLE I

                                      Name
             The name of this corporation is "4th Grade Films, Inc."

                                   ARTICLE II

                                    Duration
                 The duration of this corporation is perpetual.

                                   ARTICLE III

                                    Purposes
      The purpose or purposes for which this corporation is organized are:

     To engage in any other lawful act or activity for which corporations may be organized under the Utah Revised Business Corporation Act.

                                   ARTICLE IV

                                      Stock

     The aggregate number of shares which this corporation shall have authority to issue is 55,000,000 shares, divided into two classes, 50,000,000 shares of common stock of a par value of one cent ($0.01) per share (the "Common Stock") and 5,000,000 shares of preferred stock of a par value of one cent ($0.01) per share (the "Preferred Stock"), with the Preferred Stock having such rights and preferences as the Board of Directors shall determine. Fully paid stock of this corporation shall not be liable to any further call or assessment. The following is a statement fixing certain of the designations and powers, voting powers, preferences, and relative, participating, optional or other rights of the Preferred Stock and the Common Stock of the corporation, and the qualifications, limitations or restrictions thereof, and the authority with respect thereto expressly granted to the Board of Directors of the corporation to fix any such provisions not fixed by these Articles of Incorporation:

A. Preferred Stock

     The Board of Directors is hereby expressly vested with the authority to adopt a resolution or resolutions providing for the issue of authorized but unissued shares of Preferred Stock, which shares may be issued from time to time in one or more series and in such amounts as may be determined by the Board of Directors in such resolution or resolutions. The powers, voting powers, designations, preferences, and relative, participating, optional or other rights, if any, of each series of Preferred Stock and the qualifications, limitations or restrictions, if any, of such preferences and/or rights (collectively, the "Series Terms"), shall be such as are stated and expresses in a resolution or resolutions providing for the creation or revision of such Series Terms (a "Preferred Stock Series Resolution") adopted by the Board of Directors or a committee of the Board of Directors to which such responsibility is specifically and lawfully delegated. The powers of the Board with respect to the Series Terms of a particular series (any of which powers, other than voting powers, may by resolution of the Board of Directors be specifically delegated to one or more of its committees, except as prohibited by law) shall include, but not be limited to, the determination of the following:

     (1) The number of shares constituting that series and the distinctive designation of that series, or any increase or decrease (but not below the number of shares thereof then outstanding) in such number;

     (2) The dividend rate on the shares of that series, whether such dividends, if any, shall be cumulative, and, if so, the date or dates from which dividends payable on such shares shall accumulate, and the relative rights of priority, if any, of payment of dividends on shares of that series;

     (3) Whether that series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

     (4) Whether that series shall have conversion privileges with respect to shares of any other class or classes of stock or of any other series of any class of stock, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rates upon occurrence of such events as the Board of Directors shall determine;

     (5) Whether the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including their relative rights of priority, if any, of redemption, the ate or dates upon or after which they shall be redeemable, provisions regarding redemption notices, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

     (6) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund;

     (7) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

     (8) The conditions or restrictions upon the creation of indebtedness of the corporation or upon the issuance of additional Preferred Stock or other capital stock ranking on a parity therewith, or prior thereto, with respect to dividends or distribution of assets upon liquidation;

     (9) The conditions or restrictions with respect to the issuance of, payment of dividends upon, or the making of other distributions to, or the acquisition or redemption of, shares ranking junior to the Preferred Stock or to any series thereof with respect to dividends or distribution of assets upon liquidation; and

     (10) Any other designations,  powers,  preferences,  and rights, including,
     without  limitation,  any  qualifications,   limitations,  or  restrictions
     thereof.

     Any of the Series Terms, including voting rights, of any series may be made dependent upon facts ascertainable outside the Articles of Incorporation and the Preferred Stock Series Resolution, provided that the manner in which such facts shall operate upon such Series Terms is clearly and expressly set forth in the Articles of Incorporation or in the Preferred Stock Series Resolution.

     Subject to the provisions of this Article V, shares of one or more series of Preferred Stock may be authorized or issued from time to time as shall be determined by and for such consideration as shall be fixed by the Board of Directors or a designated committee thereof, in an aggregate amount not exceeding the total number of shares of Preferred Stock authorized by these Articles of Incorporation. Except in respect of series particulars fixed by the Board of Directors or its committee as permitted hereby, all shares of Preferred Stock shall be of equal rank and shall be identical. All shares of one series of Preferred Stock so designated by the Board of Directors shall be alike in every particular, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

B. Common Stock

     1. Dividends. Subject to the provisions of any Preferred Stock Series Resolution, the Board of Directors may, in its discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board of Directors, declare and pay dividends on the Common Stock of the corporation.

     No dividend (other than a dividend in capital stock ranking on a parity with the Common Stock or cash in lieu of fractional shares with respect to such stock dividend) shall be declared or paid on any share or shares of any class of stock or series thereof ranking on a parity with the Common Stock in respect of payment of dividends for any dividend period unless there shall have been declared, for the same dividend period, like proportionate dividends on all shares of Common Stock then outstanding.

     2. Liquidation. In the event of any liquidation, dissolution or winding up of the corporation, whether voluntary of involuntary, after payment or provision for payment of the debts and other liabilities of the corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

     3. Voting Rights. Subject to any special voting rights set forth in any Preferred Stock Series Resolution, the holders of the Common Stock of the corporation shall be entitled to all meetings of shareholders to one vote for each share of such stock held by them.

C. Prior, Parity or Junior Stock

     Whenever reference is made in this Article V to shares "ranking prior to" another class of stock or "on a parity with" another class of stock, such reference shall mean and include all other shares of the corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation are given preference over, or rank on an equality with, as the case may be, the rights of the holders of such other class of stock. Whenever reference is made to shares "ranking junior to" another class of stock, such reference shall mean and include all shares of the corporation in respect of which the rights of the holders thereof as to the payment of dividends and as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation are junior and subordinate to the rights of the holders of such class of stock.

     Except as otherwise provided herein or in any Preferred Stock Series Resolution, each series of Preferred Stock ranks on a parity with each other and each ranks prior to the Common Stock. Common Stock ranks junior to the Preferred Stock.

D. Liquidation.

     For the purposes of Section 2 of Section B of this Article V and for the purpose of the comparable sections of any Preferred Stock Series Resolution, the merger or consolidation of the corporation into it, or the sale, lease, or conveyance of all or substantially all the assets, property or business of the corporation, shall not be deemed to be a liquidation, dissolution or winding up of the corporation.

E.   Reservation and Retirement of Shares

     The corporation shall at all times reserve and keep available, out of its authorized but unissued shares of Common Stock or out of shares of Common Stock held in its treasury, the full number of shares of Common Stock into which all shares of any series of Preferred Stock having conversion privileges from time to time outstanding are convertible.

     Unless otherwise provided in a Preferred Stock Series Resolution with respect to a particular series of Preferred Stock, all shares of Preferred Stock redeemed or acquired (as a result of conversion or otherwise) shall be retired and restored to the status of authorized by unissued shares.

F. Repurchases of Capital Stock

     The corporation may, without shareholder approval, purchase, directly or indirectly, its own shares to the extent of the aggregate of its unrestricted capital surplus and unrestricted reduction surplus.

                                    ARTICLE V

                                    Amendment

     These Articles of Incorporation may be amended by the affirmative vote of a majority of the shares entitled to vote on each such amendment.

                                   ARTICLE VI

                               Shareholder Rights

     The authorized and treasury stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration, as the Board of Directors shall determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of stock of this corporation. Nor shall shareholders be entitled to vote cumulatively for directors of the corporation.

                                   ARTICLE VII

                            Initial Office and Agent

     The name of the corporation's original registered agent and the address of its initial registered office is:

                           James Doolin
                           1338 South Foothill Drive, #163
                           Salt Lake City, UT 84108


                           /S/JAMES DOOLIN
                           James Doolin, Registered Agent

                                  ARTICLE VIII

                                    Directors

     The number of directors constituting the initial Board of Directors of this corporation is three. The names and addresses of persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualify, are:

                           James Doolin
                           1338 South Foothill Drive, #163
                           Salt Lake City, UT 84108

                           Shane Thueson
                           1338 South Foothill Drive, #163
                           Salt Lake City, UT 84108

                           John Winchester
                           1338 South Foothill Drive, #163
                           Salt Lake City, UT 84108

                                   ARTICLE IX

                                  Incorporator

                  The name and address of the Incorporator is:

                           Shane Thueson
                           1338 South Foothill Drive, , #163
                           Salt Lake City, UT 84108



                                    ARTICLE X

               Common Directors - Transactions Between Corporation

     No contract or other transaction between this corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest, or because such director or directors are present at the meeting of the Board of Directors, or a committee thereof which authorizes, approves, or ratifies such contract or transaction, or because his, her or their votes are counted for such purposes if: (a) the fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves, or ratifies the contract or transaction by vote or consent sufficient for the purpose without counting the votes or consents of such interested Director; (b) the fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or (c) the contract or transaction is fair and reasonable to the corporation.

     Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or committee thereof which authorizes, approves, or ratifies such contract or transaction.

                                   ARTICLE XI

            Board of Director Authorization to Change Corporate Name

     The Board of Directors shall have the right to change the name of the corporation without shareholder approval to a name that reflects the industry or business in which the corporation's business operations are conducted or to a name that will promote or conform to any principal product, technology or other asset of the corporation that the Board of Directors, in its sole discretion, deems appropriate.


                                                     /S/SHANE THUESON
                                                     Shane Thueson, Incorporator
 STATE OF UTAH             )
                                    ) ss
COUNTY OF SALT LAKE        )

     I, a Notary Public, hereby certify that on the 24TH day of April, 2007, Shane Thueson personally appeared before me who being by me first duly sworn, declared that he is the person who signed the foregoing document as Incorporator and that the statements therein contained are true.

                                              /S/NOTARY PUBLIC
                                              NOTARY PUBLIC
                                              Residing at Salt Lake County, Utah

EX-3.1(b)

                            ARTICLES OF AMENDMENT TO
                         THE ARTICLES OF INCOPORATION OF
                              4TH GRADE FILMS, INC.


     The undersigned, James Doolin, of 4TH Grade Films, Inc., a Utah corporation (the "Corporation"), does hereby certify: Pursuant to the provisions of Section 16-10A124 of the Utah Revised Business Corporation Act, the undersigned Corporation hereby amends Article IV of the Articles of Incorporation, adopted April 25, 2007.

                                   ARTICLE IV
                                      Stock

     The aggregate number of shares which this corporation shall have authority to issue is 55,000,000 shares, divided into two classes, 50,000,000 shares of common stock of a par value of one cent ($0.01) per share (the "Common Stock") and 5,000,000 shares of preferred stock of a par value of one cent ($0.01) per share (the "Preferred Stock"), with the Preferred Stock having such rights and preferences as the Board of Directors shall determine. Fully paid stock of this corporation shall not be liable to any further call or assessment.

     The following is a statement fixing certain of the designations and powers, voting powers, preferences, and relative, participating, optional or other rights of the Preferred Stock and the Common Stock of the corporation, and the qualifications, limitations or restrictions thereof, and the authority with respect thereto expressly granted to the Board of Directors of the corporation to fix any such provisions not fixed by these Articles of Incorporation:


A. Preferred Stock

     The Board of Directors is hereby expressly vested with the authority to adopt a resolution or resolutions providing for the issue of authorized but unissued shares of Preferred Stock, which shares may be issued from time to time in one or more series and in such amounts as may be determined by the Board of Directors in such resolution or resolutions. The powers, voting powers, designations, preferences, and relative, participating, optional or other rights, if any, of each series of Preferred Stock and the qualifications, limitations or restrictions, if any, of such preferences and/or rights (collectively, the "Series Terms"), shall be such as are stated and expresses in a resolution or resolutions providing for the creation or revision of such Series Terms (a "Preferred Stock Series Resolution") adopted by the Board of Directors or a committee of the Board of Directors to which such responsibility is specifically and lawfully delegated. The powers of the Board with respect to the Series Terms of a particular series (any of which powers, other than voting powers, may by resolution of the Board of Directors be specifically delegated to one or more of its committees, except as prohibited by law) shall include, but not be limited to, the determination of the following:

          (1) The number of shares constituting that series and the distinctive designation of that series, or any increase or decrease (but not below the number of shares thereof then outstanding) in such number;

          (2) The dividend rate on the shares of that series, whether such dividends, if any, shall be cumulative, and, if so, the date or dates from which dividends payable on such shares shall accumulate, and the relative rights of priority, if any, of payment of dividends on shares of that series;

          (3) Whether that series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

          (4) Whether that series shall have conversion privileges with respect to shares of any other class or classes of stock or of any other series of any class of stock, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rates upon occurrence of such events as the Board of Directors shall determine;

          (5) Whether the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including their relative rights of priority, if any, of redemption, the ate or dates upon or after which they shall be redeemable, provisions regarding redemption notices, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

          (6) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund;

          (7) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

          (8) The conditions or restrictions upon the creation of indebtedness of the corporation or upon the issuance of additional Preferred Stock or other capital stock ranking on a parity therewith, or prior thereto, with respect to dividends or distribution of assets upon liquidation;

          (9) The conditions or restrictions with respect to the issuance of, payment of dividends upon, or the making of other distributions to, or the acquisition or redemption of, shares ranking junior to the Preferred Stock or to any series thereof with respect to dividends or distribution of assets upon liquidation; and

          (10)  Any  other  designations,   powers,  preferences,   and  rights,
     including,   without  limitation,  any  qualifications,   limitations,   or
     restrictions thereof.

     Any of the Series Terms, including voting rights, of any series may be made dependent upon facts ascertainable outside the Articles of Incorporation and the Preferred Stock Series Resolution, provided that the manner in which such facts shall operate upon such Series Terms is clearly and expressly set forth in the Articles of Incorporation or in the Preferred Stock Series Resolution.

     Subject to the provisions of this Article IV, shares of one or more series of Preferred Stock may be authorized or issued from time to time as shall be determined by and for such consideration as shall be fixed by the Board of Directors or a designated committee thereof, in an aggregate amount not exceeding the total number of shares of Preferred Stock authorized by these Articles of Incorporation. Except in respect of series particulars fixed by the Board of Directors or its committee as permitted hereby, all shares of Preferred Stock shall be of equal rank and shall be identical. All shares of one series of Preferred Stock so designated by the Board of Directors shall be alike in every particular, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

B. Preferred Stock, Series A

     Pursuant to the authority vested in the Board of Directors of 4th Grade Films, Inc, the Corporation does hereby provide for the issuance of a series of Preferred Stock, One Cent ($0.01) par value, of the Corporation to be designated "Preferred Stock, Series A,", consisting of series of One Million (1,000,000) shares of the Five Million (5,000,000) shares of Preferred Stock of the Corporation currently authorized for issuance, and to the extent that the designations, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions thereof are not stated and expressed in the Articles, does hereby fix and herein state and express such designations, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions thereof as follows (unless otherwise expressly defined herein, all terms defined in the Articles shall have the same meaning ascribed to them in the Articles):

     (a) Dividends.

          Any cash dividends paid or declared on the Preferred Stock, Series A, shall be determined by the Board of Directors of the Corporation. Any stock dividend declared and distributed shall be distributed equally and ratably thereon without preference of one share of Preferred Stock, Series A, over another even share.

     (b) Liquidation.

          The shares of Preferred Stock, Series A, shall be preferred over the shares of common stock (the "Common Stock") and any other series of Preferred Stock as to assets so that in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of the Preferred Stock, Series A, shall be entitled to receive out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, before any distribution is made to holders of shares of Common Stock or any other series of Preferred Stock, an amount equal to One Cent ($0.01) per share. If upon any liquidation or dissolution or winding up of the affairs of the Corporation, the amounts payable on or with respect to the Preferred Stock of the Corporation of this Preferred Stock, Series A, are not paid in full, the holders of shares of the Preferred Stock, Series A, of the Corporation shall share ratably in any distribution of assets according to the respective amounts payable in respect of the shares held by them upon such distribution.

     (c) Voting.

          Except as otherwise provided herein or in the Utah Revised Business Corporation Act, at any meeting of stockholders, the holder of shares of Preferred Stock, Series A, shall not be entitled to vote.

     (d) Conversion and Recapitalization

               (1) On August 31, 2008, all issued and outstanding shares of Preferred Stock, Series A, shall automatically be called and each share of Preferred Stock, Series A, shall be converted into ten (10) shares of fully paid and nonassessable shares of Common Stock, $0.01 par value. Each record holder of the Preferred Stock, Series A, shall present and surrender the certificate representing such share in person or by registered mail, return receipt requested, with postage prepaid thereon, at the office of the Corporation. All surrendered certificates shall be duly endorsed to the Corporation or in blank or accompanied by proper instruments of transfer to the Corporation of in blank and shall be accompanied by funds in the amount of any tax or taxes payable or which may be payable in respect of any transfer involved in the issue and delivery of certificates for shares of Common Stock in a name other than that of a record holder of shares of Preferred Stock, Series A, in respect: of which shares of Common Stock are issued.

               (2) Each share of Preferred Stock, Series A, shall be convertible at the option of the record holder thereof at any time prior to August 31, 2008, into ten (10) shares of fully paid and nonassessable share of Common Stock, $0.01 par value of the Corporation. The record holder shall present the certificate representing such share in person or by registered mail, return receipt requested, with postage prepaid thereon, at the office of the Corporation.

               (3) Before any holder of shares of Preferred Stock, Series A, shall convert such shares into Common Stock, he, she or it shall:

                    (A) surrender the certificate or certificates for such shares of Preferred Stock, Series A, which certificate or certificates if the Corporation shall so request, shall be duly endorsed to the Corporation or in blank or accompanied by proper instruments of transfer to the Corporation of in blank and shall be accompanied by funds in the amount of any tax or taxes payable or which may be payable in respect of any transfer involved in the issue and delivery of certificates for shares of Common Stock in a name other than that of a record holder of shares of Preferred Stock, Series A, in respect: of which shares of Common Stock are issued,

                    (B) shall give Written  Notice to the  Corporation  that he, she or it elects so to convert such shares of Preferred Stock, Series A, and

                    (C) shall state in writing therein the name or names in which he, she or it wishes the certificate or certificates of Common Stock to be issued.

               (4) The Corporation will, as soon as practicable after such surrender of certificates for shares of Preferred Stock, Series A, in accordance with the above provisions, issue and deliver at the office at which such certificates for shares of Preferred Stock, Series A, shall have been surrendered, to the person for whose account such shares of Preferred Stock, Series A, were so surrendered or to his, her or its nominee or nominees, certificates for the number of shares of Common Stock to which he, she or it shall be entitled as aforesaid. Such conversion shall be deemed to have been made as of the date of such surrender of the shares of Preferred Stock, Series A, to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon the conversion of such shares of Preferred Stock, Series A, shall be treated for all purposes as the record holder or holders of such Common Stock on such date. The Corporation shall not be required to convert, and no surrender of shares of Preferred Stock, Series A, shall be effective for that purpose, while the stock transfer books of the Corporation are closed for any purpose, but the surrender of shares of Preferred Stock, Series A, for conversion while such books are closed shall become effective for conversion immediately upon the reopening of such books.

               (5) The Corporation will pay any documentary stamp taxes attributable to the initial issuance of shares of Common Stock upon conversion of any shares of Preferred Stock, Series A, pursuant hereto; provided however, that the Corporation shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates of shares of Common Stock in a name other than that of the record holder of shares of Preferred Stock, Series A, in respect of which such shares of Common Stock are issued.

               (6) The Corporation shall, at all times prior to August 31, 2008, during which shares of Preferred Stock, Series A, may be converted as aforesaid, reserve and keep available, out of its treasury stock or authorized and unissued stock, or both, solely for the purpose of effecting the conversion of the shares of Preferred Stock, Series A, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all shares of Preferred Stock, Series A, from time to time outstanding, and shall take such action as may from time to time be necessary to assure that such shares of Common Stock will be, when issued upon conversion of Preferred Stock, Series A, fully paid and nonassessable.

               (7) Any conversion from Preferred Stock, Series A, to the Company's Common Stock shall be subject to appropriate adjustments for recapitalizations of the Company's Common Stock. A reverse split of the Company's Common Stock shall not effect the holders of the Preferred Stock, Series A, in respect to the number of shares of Common Stock that the Preferred Stock, Series A, converts into.

          (e) No Redemption or Call. Except as otherwise provided herein, the Preferred Stock, Series A, cannot be redeemed or called.

          (f) Special Notice. In case:

               (1) Of the voluntary or involuntary dissolution, reclassification, merger, sale, transfer, liquidation or winding up of the Corporation; then the Corporation shall cause to be mailed to the holders of Preferred Stock, Series A, at their addresses as they shall appear on the stock register of the Corporation at least ten (10) days prior to the record date specified in {X) below or twenty {20) days before the date specified in (Y) below at least twenty {20) days prior, a Written Notice stating the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

          (g) Restriction on Certain Corporation Action.

               (1) Except as otherwise provided herein or in the Utah Revised Business Corporation Act, at any meeting of stockholders, the holder of shares of Preferred Stock, Series A, shall not be entitled to vote. The Corporation may be involved in a reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up without the consent of the record holders of the Preferred Stock, Series A.

               (2) The Corporation may not amend, alter or repeal any provision of this Statement of Designations, Preferences and Rights so as to affect adversely the rights, powers or preferences set forth herein with respect to Preferred Stock, Series A, without the consent of the record holders of the Preferred Stock, Series A.

               (3) The Corporation may also purchase, redeem or otherwise acquire for value any shares of Preferred Stock or of any other stock of the Corporation ranking on a parity with the Preferred Stock, Series A, in respect of dividends or distribution of assets upon liquidation during the continuance of any default in the redemption of shares of Preferred stock, Series A, without the consent, of the records holders of the Preferred Stock, Series A.

               (4) The Corporation shall not, without the consent of the holder of at least two-thirds of the number of shares of Preferred Stock, Series A, at the time outstanding (or such larger proportion as may at the time be required by law or by the Articles), given in person or by proxy, either in writing with or without a meeting or by vote at the annual meeting of stockholders of the corporation or at any special meeting of stockholders of the Corporation or at any special meeting of stockholders of the Corporation called for the purpose, (x) issue any common stock in the Corporation, or (y) issue any series or class of preferred stock of the Corporation having a preference in respect of dividends or distribution of assets upon liquidation ranking greater than the Preferred Stock, Series A, or issue any series or class of preferred stock of the Corporation having a preference in respect of dividends or distribution of assets upon liquidation ranking pari passu with the Preferred Stock, Series A, (whether any such class of series of preferred stock of the Corporation is authorized to be issued by the Articles on the date of original issuance of the Preferred Stock, Series A, including any authorized but unissued shares of the Preferred Stock currently authorized for issuance by the Articles, or whether subsequently authorized by amendment of the Articles); provided that nothing in this paragraph
          (g)(4) shall limit or restrict the issuance by the Corporation of any class or series of preferred stock of the Corporation ranking junior or subordinate to the rights and preferences of the Preferred Stock, Series A, as to dividends and as to any distribution of assets of the Corporation upon liquidation.

               (5) The Corporation may, without the consent of the record holders of Preferred Stock, Series A, amend, alter or repeal any provision of the By-laws of the Corporation, provided that such amendment or repeal of any provision will not adversely affect the rights, powers or preferences set forth herein with respect to Preferred Stock, Series A.

          (h) Written Notice.

               For all purposes, a Written Notice shall mean any notice or communication required or permitted herein with respect to the Preferred Stock, Series A, and, except where, by other provisions hereof, receipt of a particular Written Notice is specifically required for that Written Notice to be deemed to be a sufficient Written Notice, shall be deemed to be sufficiently given (1) when personally delivered; (2) when given pursuant to the Utah Revised Business Corporation Act of the Articles of Incorporation of the Corporation as amended from time to time, or (3) by registered or certified mail, return receipt requested, when deposited in the U.S. Mail, correct postage prepaid: (i) if the Corporation, addressed to 4th Grade Films, Inc., 1338 South Foothill Drive, #163, Salt Lake City, UT 84108, marked for the attention of "Secretary", or to such other or different address as the Corporation may by Written Notice designate, or (ii) if to any holder of shares, the address appearing on the stock register maintained or provided for by the Corporation for the Preferred Stock, Series A.

C. Common Stock

                    1. Dividends. Subject to the provisions of any Preferred Stock Series Resolution, the Board of Directors may, in its discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board of Directors, declare and pay dividends on the Common Stock of the corporation.

                    No dividend  (other than a dividend in capital stock ranking on a parity with the Common Stock or cash in lieu of fractional shares with respect to such stock dividend) shall be declared or paid on any share or shares of any class of stock or series thereof ranking on a parity with the Common Stock in respect of payment of dividends for any dividend period unless there shall have been declared, for the same dividend period, like proportionate dividends on all shares of Common Stock then outstanding.

                    2. Liquidation. In the event of any liquidation, dissolution or winding up of the corporation, whether voluntary of involuntary, after payment or provision for payment of the debts and other liabilities of the corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

                    3. Voting  Rights.  Subject to any special voting rights set forth in any Preferred Stock Series Resolution, the holders of the Common Stock of the corporation shall be entitled to all meetings of shareholders to one vote for each share of such stock held by them.

D. Prior, Parity or Junior Stock

          Whenever reference is made in this Article IV to shares "ranking prior to" another class of stock or "on a parity with" another class of stock, such reference shall mean and include all other shares of the corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation are given preference over, or rank on an equality with. as the case may be, the rights of the holders of such other class of stock. Whenever reference is made to shares "ranking junior to" another class of stock, such reference shall mean and include all shares of the corporation in respect of which the rights of the holders thereof as to the payment of dividends and as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation are junior and subordinate to the rights of the holders of such class of stock.

          Except as otherwise provided herein or in any Preferred Stock Series Resolution, each series of Preferred Stock ranks on a parity with each other and each ranks prior to the Common Stock. Common Stock ranks junior to the Preferred Stock.

E. Liquidation

          For the purposes of Section 2 of Section B of this Article IV and for the purpose of the comparable sections of any Preferred Stock Series Resolution, the merger or consolidation of the corporation into it, or the sale, lease, or conveyance of all or substantially all the assets, property or business of the corporation, shall not be deemed to be a liquidation, dissolution or winding up of the corporation.

F. Reservation and Retirement of Shares

          The corporation shall at all times reserve and keep available, out of its authorized but unissued shares of Common Stock or out of shares of Common Stock held in its treasury, the full number of shares of Common Stock into which all shares of any series of Preferred Stock having conversion privileges from time to time outstanding are convertible.

          Unless otherwise provided in a Preferred Stock Series Resolution with respect to a particular series of Preferred Stock, all shares of Preferred Stock redeemed or acquired (as a result of conversion or otherwise) shall be retired and restored to the status of authorized by unissued shares.


G. Repurchases of Capital Stock

          The corporation may, without shareholder approval, purchase, directly or indirectly, its own shares to the extent of the aggregate of its unrestricted capital surplus and unrestricted reduction surplus.

     IN WITNESS THEREOF, the undersigned officer of the Corporation, certifying that the foregoing is true and correct under penalty of perjury, has set his hand this 11th Day of May, 2007.


/S/ JAMES DOOLIN
James Doolin, President


State of Utah        )
                     : ss
County of Salt Lake  )

     On the 11 day of May, 2007, personally appeared before me, a Notary Public, James Doolin, who acknowledged that he is the President of the Corporations, and that he is authorized to and did execute the above instrument.

/S/ NOTARY PUBLIC
Notary Public

EX-3.3

                                     BYLAWS
                                       OF
                              4TH GRADE FILMS, INC.

                                    ARTICLE I
                                     OFFICES

     Section 1.01 Location of Office. The corporation may maintain such offices within or without the State of Utah as the Board of Directors may from time to time designate or require.

     Section 1.02 Principal Office. The address of the principal office of the corporation shall be at the address of the registered office of the corporation as so designated in the office of the Lieutenant Governor/Secretary of State of the state of incorporation, or at such other address as the Board of Directors shall from time to time determine.

                                   ARTICLE II
                                  SHAREHOLDERS

     Section 2.0 Annual Meeting. The annual meeting of the shareholders shall be held in May of each year or at such other time designated by the Board of Directors and as is provided for in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

     Section 2.02 Special Meetings. Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or by the Board of Directors, or in their absence or disability, by any vice president, and shall be called by the president or, in his or her absence or disability, by a vice president or by the secretary on the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the president, each vice-president, or secretary. In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.

     Section 2.03 Place of Meetings. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of incorporation, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.

     Section 2.04 Notice of Meetings. The secretary or assistant secretary, if any, shall cause notice of the time, place, and purpose or purposes of all meetings of the shareholders (whether annual or special), to be mailed at least ten (10) days, but not more than fifty (50) days, prior to the meeting, to each shareholder of record entitled to vote.

     Section 2.05 Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders (however called or noticed, whether or not called or noticed and whether before, during, or after the meeting), by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent, or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

     Section  2.06  Fixing   Record  Date.   For  the  purpose  of   determining
shareholders entitled to notice of or to vote at any annual meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the share transfer books shall be closed, for the purpose of determining shareholders entitled to notice of or to vote at such meeting, but not for a period exceeding fifty (50) days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at such meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

     In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof. Failure to comply with this Section shall not affect the validity of any action taken at a meeting of shareholders.

     Section 2.07 Voting Lists. The officer or agent of the corporation having charge of the share transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder during the whole time of the meeting. The original share transfer book shall be prima facia evidence as to the shareholders who are entitled to examine such list or transfer books, or to vote at any meeting of shareholders.

     Section 2.08 Quorum. One-half of the total voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of the voting power represented by shares at the meeting and entitled to vote on the subject shall constitute action by the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the state of incorporation of the corporation or the Articles of Incorporation. If less than one-half of the outstanding voting power is represented at a meeting, a majority of the voting power represented by shares so present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

     Section 2.09 Voting of Shares. Each outstanding share of the corporation entitled to vote shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by the Articles of Incorporation.

     Section 2.10 Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such shares, as the case may be, as shown on the share transfer of the corporation or by his or her or her attorney thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the secretary of the corporation or to such other officer or person who may, in the absence of the secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all persons so designated. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held and the persons whose shares are pledged shall be entitled to vote, unless in the transfer by the pledge or on the books of the corporation he or she shall have expressly empowered the pledgee to vote thereon, in which case the pledgee, or his or her proxy, may represent such shares and vote thereon.

     Section 2.11 Written Consent to Action by Shareholders. Any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if one or more consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were entitled to be present and to vote.

                                   ARTICLE III
                                    DIRECTORS

     Section 3.01 General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation or by these Bylaws, vested solely in the shareholders of the corporation.

     Section 3.02 Number, Term, and Qualifications. The Board of Directors shall consist of two to nine persons. Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the members of the Board of Directors may also be made upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation. Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.

     Section 3.03 Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.

     Section 3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately following, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place, either within or without the state of incorporation, for the holding of additional regular meetings without other notice than such resolution.

     Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president, vice president, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of incorporation, as the place for holding any special meeting of the Board of Directors called by them.

     Section 3.06 Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors or a committee of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

     Section 3.07 Notice. Notice of any special meeting shall be given at least ten (10) days prior thereto by written notice delivered personally or mailed to each director at his or her regular business address or residence, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

     Section 3.08 Quorum. A majority of the number of directors shall constitute a quorum for the transaction of business or any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

     Section 3.09 Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, and the individual directors shall have no power as such.

     Section 3.10 Vacancies and Newly Created Directorship. If any vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the meeting. Any directorship to be filled by reason of removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

     Section 3.11 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

     Section 3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting, unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

     Section 3.13 Resignations. A director may resign at any time by delivering a written resignation to either the president, a vice president, the secretary, or assistant secretary, if any. The resignation shall become effective on its acceptance by the Board of Directors; provided, that if the board has not acted thereon within ten days (10) from the date presented, the resignation shall be deemed accepted.

     Section 3.14 Written Consent to Action by Directors. Any action required to be taken at a meeting of the directors of the corporation or any other action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

     Section 3.15 Removal. At a meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares of outstanding stock of the corporation entitled to vote at an election of directors.

                                   ARTICLE IV
                                    OFFICERS

     Section 4.01 Number. The officers of the corporation shall be a president, one or more vice- presidents, as shall be determined by resolution of the Board of Directors, and such other officers, such as a secretary or treasurer, may be appointed by the Board of Directors. The Board of Directors may elect, but shall not be required to elect, a chairman of the board and the Board of Directors may appoint a general manager.

     Section 4.02 Election, Term of Office, and Qualifications. The officers shall be chosen by the Board of Directors annually at its annual meeting. In the event of failure to choose officers at an annual meeting of the Board of Directors, officers may be chosen at any regular or special meeting of the Board of Directors. Each such officer (whether chosen at an annual meeting of the Board of Directors to fill a vacancy or otherwise) shall hold his or her office until the next ensuing annual meeting of the Board of Directors and until his or her successor shall have been chosen and qualified, or until his or her death, or until his or her resignation or removal in the manner provided in these Bylaws. Any one person may hold any two or more of such offices, except that the president shall not also be the secretary. No person holding two or more offices shall act in or execute any instrument in the capacity of more than one office. The chairman of the board, if any, shall be and remain a director of the corporation during the term of his or her office. No other officer need be a director. Section 4.03 Subordinate Officers, Etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer or agent the power to appoint any such subordinate officer or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

     Section 4.04 Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the president, or the secretary. Unless otherwise specified therein, such resignation shall take effect on delivery.

     Section 4.05 Removal. Any officer may be removed from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by vote of a majority of the directors, with or without cause. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either with or without cause, by any officer on whom such power of removal shall have been conferred by the Board of Directors.

     Section 4.06 Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancies or newly created offices may be filled by the Board of Directors at a regular or special meeting.

     Section 4.07 The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties:

     (a) He or she shall preside at all shareholders' meetings;

     (b) He or she shall preside at all meetings of the Board of Directors; and

     (c) He or she shall be a member of the executive committee, if any.

     Section 4.08 The President. The president shall have the following powers and duties:

     (a) If no general manager has been appointed, he or she shall be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, shall have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents;

     (b) If no chairman of the board has been chosen, or if such officer is absent or disabled, he or she shall preside at meetings of the shareholders and Board of Directors;

     (c) He or she shall be a member of the executive committee, if any;

     (d) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

     (e) He or she shall have all power and shall perform all duties normally incident to the office of a president of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

     Section 4.10 The Secretary. The secretary shall have the following powers and duties:

     (a) He or she shall keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the Board of Directors in books provided for that purpose;

     (b) He or she shall cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute;

     (c) He or she shall be the custodian of the records and of the seal of the corporation, and shall cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal shall have been duly authorized in accordance with these Bylaws, and when so affixed, he or she may attest the same;

     (d) He or she shall assume responsibility that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed;

     (e) He or she shall have charge of the share books of the corporation and cause the share transfer books to be kept in such manner as to show at any time the amount of the shares of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder and time when each became such holder or record; and he or she shall exhibit at all reasonable times to any director, upon application, the original or duplicate share register. He or she shall cause the share book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation, or at such other place as the Board of Directors shall determine, in the manner and for the purposes provided in such Section;

     (f) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

     (g) He or she shall perform in general all duties incident to the office of secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

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     Section 4.11 The Treasurer.  The treasurer shall have the following  powers and duties:

     (a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation;

     (b) He or she shall cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof;

     (c) He or she shall cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn on the authorized depositories of the corporation, and cause to be taken and preserved property vouchers for all monies disbursed;

     (d) He or she  shall  render to the Board of  Directors  or the  president, whenever requested, a statement of the financial condition of the corporation and of all of this transactions as treasurer, and render a full financial report at the annual meeting of the shareholders, if called upon to do so;

     (e) He or she shall cause to be kept correct books of account of all the business and transactions of the corporation and exhibit such books to any director on request during business hours;

     (f) He or she shall be empowered from time to time to require from all officers or agents of the corporation reports or statements given such information as he or she may desire with respect to any and all financial transactions of the corporation; and

     (g) He or she shall perform in general all duties incident to the office of treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

     Section 4.12 General Manager. The Board of Directors may employ and appoint a general manager who may, or may not, be one of the officers or directors of the corporation. The general manager, if any, shall have the following powers and duties;

     (a) He or she shall be the chief executive officer of the corporation and, subject to the directions of the Board of Directors, shall have general charge of the business affairs and property of the corporation and general supervision over its officers, employees, and agents;

     (b) He or she shall be charged with the exclusive management of the business of the corporation and of all of its dealings, but at all times be subject to the control of the Board of Directors;

     (c) Subject to the approval of the Board of Directors or the executive committee, if any, he or she shall employ all employees of the corporation, or delegate such employment to subordinate officers, and shall have authority to discharge any person so employed; and

     (d) He or she shall make a report to the president and directors as often as required, setting forth the results of the operations under his or her charge, together with suggestions looking toward improvement and betterment of the condition of the corporation, and shall perform such other duties as the Board of Directors may require.

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     Section 4.13 Salaries.  The salaries and other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that he or she is also a director of the corporation.

     Section 4.14 Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his or her duties to the corporation, including responsibility for negligence and for the accounting of all property, monies, or securities of the corporation which may come into his or her hands.

                                    ARTICLE V
                  EXECUTION OF INSTRUMENTS, BORROWING OF MONEY,
                         AND DEPOSIT OF CORPORATE FUNDS

     Section 5.01 Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or these Bylaws, the president or any vice president or the general manager, if any, may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws, authorize in writing any officer or agent to execute and deliver any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances.

     Section 5.02 Loans. No loans or advances shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

     Section 5.03 Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks and or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

     Section 5.04 Checks, Drafts, Etc. All notes, drafts, acceptances, checks, endorsements, and, evidences of indebtedness of the corporation, subject to the provisions of these Bylaws, shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

     Section 5.05 Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the president or vice president and by the secretary and sealed with the seal of the corporation. The seal may be a facsimile, engraved or printed. where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporation's officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, should cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as through the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

     Section 5.06 Sale, Transfer, Etc. of Securities. Sales, transfers, endorsements, and assignments of stocks, bonds, and other securities owned by or standing in the name of the corporation, and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the president, or by any vice president, together with the secretary, or by an officer or agent thereunto authorized by the Board of Directors.

     Section 5.07 Proxies. Proxies to vote with respect to shares of other corporations owned by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the president or any vice president and the secretary or assistant secretary of the corporation, or by any officer or agent thereunder authorized by the Board of Directors.

                                   ARTICLE VI
                                 CAPITAL SHARES

     Section 6.01 Share Certificates. Every holder of shares in the corporation shall be entitled to have a certificate, signed by the president or any vice president, and the secretary or assistant secretary, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, certifying the number and kind, class or series of shares owned by him or her in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or an assistant transfer agent, or (b) registered by a registrar, the signature of any such president, vice president, secretary, or assistant secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it, or whose facsimile signature or signatures shall have been used thereon, has not ceased to be such officer. Certificates representing shares of the corporation shall be in such form as provided by the statutes of the state of incorporation. There shall be entered on the share books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be marked "Canceled" with the date of cancellation.

     Section 6.02 Transfer of Shares. Transfers of shares of the corporation shall be made on the books of the corporation by the holder of record thereof, or by his or her attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the secretary of the corporation or any of its transfer agents, and on surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments or transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any stock as the absolute owner thereof for all purposes, and accordingly, shall not be bound to recognize any legal, equitable, or other claim to or interest in such shares on the part of any other person whether or not it or they shall have express or other notice thereof.

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
     Section 6.03 Regulations. Subject to the provisions of this Article VI and of the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the corporation.

     Section 6.04 Maintenance of Stock Ledger at Principal Place of Business. A share book (or books where more than one kind, class, or series or stock is outstanding) shall be kept at the principal place of business of the corporation, or at such other place as the Board of Directors shall determine, containing the names, alphabetically arranged, of original shareholders of the corporation, their addresses, their interest, the amount paid on their shares, and all transfers thereof and the number and class of shares held by each. Such share books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

     Section 6.05 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of the corporation, and may require all such certificates to bear the signature of either or both. The Board of
Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate for shares shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such shares, and until registered by a registrar, if at such date the corporation had a registrar for such shares.

     Section 6.06 Closing of Transfer Books and Fixing of Record Date.

     (a) The Board of Directors shall have power to close the share books of the corporation for a period of not to exceed fifty (50) days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or capital shares shall go into effect, or a date in connection with obtaining the consent of shareholder for any purpose.

     (b) In lieu of closing the share transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital shares shall go into effect, or a date in connection with obtaining any such consent, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

     (c) If the share transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for, or such record date shall be, at least ten (10) days immediately preceding such meeting.

     Section 6.07 Lost or Destroyed Certificates. The corporation may issue a new certificate for shares of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representatives, to give the corporation a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the board, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgment of the Board of Directors, it is proper to do so.

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
     Section 6.08 No Limitation on Voting Rights; Limitation on Dissenter's Rights. To the extent permissible under the applicable law of any jurisdiction to which the corporation may become subject by reason of the conduct of business, the ownership of assets, the residence of shareholders, the location of offices or facilities, or any other item, the corporation elects not to be governed by the provisions of any statute that (i) limits, restricts, modifies, suspends, terminates, or otherwise affects the rights of any shareholder to cast one vote for each share of common stock registered in the name of such shareholder on the books of the corporation, without regard to whether such shares were acquired directly from the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of common stock of the corporation issued and outstanding or (ii) grants to any shareholder the right to have his or her stock redeemed or purchased by the corporation or any other shareholder on the acquisition by any person or group of persons of shares of the corporation. In particular, to the extent permitted under the laws of the state of incorporation, the corporation elects not to be governed by any such provision, including the provisions of the Utah Control Shares Acquisition Act,
Section 61-6-1 et seq., of the Utah Code Annotated, as amended, or any statute of similar effect or tenor.

                                   ARTICLE VII
                    EXECUTIVE COMMITTEE AND OTHER COMMITTEES

     Section 7.01 How Constituted. The Board of Directors may designate an executive committee and such other committees as the Board of Directors may deem appropriate, each of which committees shall consist of two or more directors. Members of the executive committee and of any such other committees shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the executive committee or any other committee. Each member of the executive committee and of any other committee shall hold office until his or her successor shall have been designated or until his or her resignation or removal in the manner provided in these Bylaws.

     Section 7.02 Powers. During the intervals between meetings of the Board of Directors, the executive committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation, except for the power to fill vacancies in the Board of Directors or to amend these Bylaws, and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

     Section 7.03 Proceedings. The executive committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and on such notice (or without notice) as it shall determine from time to time. It will keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

     Section 7.04 Quorum and Manner of Acting. At all meetings of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, shall act only as a committee and the individual members thereof shall have not powers as such.

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
     Section 7.05 Resignations. Any member of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, may resign at any time by delivering a written resignation to either the president, the secretary, or assistant secretary, or to the presiding officer of the committee of which he or she is a member, if any shall have been appointed and shall be in office. Unless otherwise specified herein, such resignation shall take effect on delivery.

     Section 7.06 Removal. The Board of Directors may at any time remove any member of the executive committee or of any other committee designated by it hereunder either for or without cause.

     Section 7.07 Vacancies. If any vacancies shall occur in the executive committee or any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

     Section 7.07 Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the executive committee, or of any other committee designated by it hereunder, who is not an active salaried employee of the corporation for attendance at each meeting of said committee.

                                  ARTICLE VIII
                         INDEMNIFICATION, INSURANCE, AND
                         OFFICER AND DIRECTOR CONTRACTS

     Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

     Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

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
     Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections
8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made to the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or
(iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

     Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

     Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to be indemnified by the corporation as authorized by this Section.

     Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who cease to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

     8.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

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                                   ARTICLE IX
                                   FISCAL YEAR

     The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

                                    ARTICLE X
                                    DIVIDENDS

     The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by the Articles of Incorporation and these Bylaws.

                                   ARTICLE XI
                                   AMENDMENTS

     All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that;

     (a) No Bylaws adopted or amended by the shareholders shall be altered or repealed by the Board of Directors;

     (b) No Bylaws shall be adopted by the Board of Directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; provided, however that (I) if any Bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made; and (ii) no amendment, alteration or repeal of this Article XI shall be made except by the shareholders.

                            CERTIFICATE OF SECRETARY

     The undersigned does hereby certify that he or she is the secretary of 4th Grade Films, Inc., a corporation duly organized and existing under and by virtue of the laws of the State of Utah; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the Board of Directors of the corporation at a meeting of the board of Directors, which was duly and regularly held on the 24th day of April, 2007 and that the above and foregoing Bylaws are now in full force and effect.


Date: 04/24/07                                     /S/ JOHN WINCHESTER
                                                   John Wincester, Secretary

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